FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2012

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Notice of Convocation of the 108th Annual Meeting of Shareholders
2.	Matters available on the website in relation to the Notice of Convocation of the 108th Annual Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 1, 2012	By:	/s/ Minoru Hatada
Minoru Hatada
Senior Managing Director

[English Translation]

NOMURA

Notice of Convocation of the 108th Annual Meeting of Shareholders

Nomura Holdings, Inc.

To Our Shareholders

I am pleased to present you with our business report for the fiscal year ended March 31, 2012 (April 1, 2011 – March 31, 2012, “fiscal year 2011”).

In the fiscal year 2011, the global economic situation remained unstable. Factors behind this include the lingering effects of the Great East Japan Earthquake on the Japanese economy, economic and financial dislocation in Europe, slower economic growth in emerging countries, and the yen at record highs versus the US dollar.

Amid this environment, we continued to expand our client base both in Japan and overseas, enhanced our products and services, and reduced costs. For the fiscal year 2011, net revenue totaled 1,535.9 billion yen, income before income taxes was 85.0 billion yen, and net income was 11.6 billion yen.

Although we experienced a challenging fiscal year, our Retail business maintains a strong business base, and we are seeing results from our efforts to expand earnings as our international market-related businesses recover and we played key roles in large equity underwritings and M&A deals. In light of global financial and economic conditions and regulatory trends, the Company’s annual dividend will be 6 yen per share.

As Asia’s global investment bank, we will leverage our preeminent position in Japan to expand our business throughout Asia. As part of an effort to realize further business growth in China, India, and Southeast Asia, this April we created dedicated committees and offices for each area to more effectively utilize Group-wide resources.

Also in April, Nomura Holdings, Inc. and Nomura Securities Co., Ltd. separated their management execution structures, enabling each entity to focus more on overall Group management and our growth strategy in Japan, respectively. Economic instability in Europe and the rest of the world will likely continue in the near term. Based on our client-centric approach, we will continue to provide our clients with world-class products and services, while redoubling our efforts with respect to compliance and maintaining high standards of business ethics. In addition, we will continue our efforts to enhance shareholder value by increasing our earnings capacity through focusing on our core competencies and reducing costs.

Thank you and we look forward to your continued support.

May 2012

Kenichi Watanabe

Director

Representative Executive Officer

Group CEO

Nomura Holdings, Inc.

(Code: 8604)
May 31, 2012

To: The Shareholders of Nomura Holdings, Inc.

Kenichi Watanabe
Director and Representative Executive Officer Group CEO
Nomura Holdings, Inc.
1-9-1 Nihonbashi, Chuo-ku, Tokyo, JAPAN

Notice of Convocation of the Annual Meeting of Shareholders

Dear Shareholder,

I would like to take this opportunity to thank you, our shareholder, for your support of Nomura Holdings, Inc. (the “Company”). You are hereby invited to attend the 108th Annual Meeting of Shareholders to be held in accordance with the following details. You are respectfully requested to attend the meeting with the enclosed proxy card in your possession.

Details

1.	Date and Time:	10:00 a.m. on Wednesday, June 27, 2012

2.	Place:	Hotel Okura Tokyo, Heian Room (Main Building, first floor)
2-10-4 Toranomon, Minato-ku, Tokyo, JAPAN

3.	Agenda for the Meeting:

Matters to be Reported:

	1.	Business report, report on the consolidated financial statements and report on the results of audits of the consolidated financial statements by the independent auditors and the Audit Committee for the fiscal year ended March 31, 2012 (covering the period from April 1, 2011 to March 31, 2012).

	2.	Report on the financial statements for the fiscal year ended March 31, 2012 (covering the period from April 1, 2011 to March 31, 2012).

Matters to be Resolved: Company Proposal (Proposal 1)

	Proposal 1.	Election of Thirteen Directors

Shareholder Proposals (Proposal 2 through 19)

	Proposal 2.	Amendment to the Articles of Incorporation (Regarding the pronunciation of the trade name in English and registration procedures)

	Proposal 3.	Amendment to the Articles of Incorporation (Regarding the short title of the trade name in the domestic market and the introductory remark to be used by sales persons)

	Proposal 4.	Amendment to the Articles of Incorporation (Regarding limitations on Compensation Committee determined executive compensation)

	Proposal 5.	Amendment to the Articles of Incorporation (Regarding limit on the ratio of personnel expense to income and giving three banzai cheers)

	Proposal 6.	Amendment to the Articles of Incorporation (Regarding the limitation of liabilities of directors)

	Proposal 7.	Amendment to the Articles of Incorporation (Regarding addition of purpose to the Articles of Incorporation)

	Proposal 8.	Amendment to the Articles of Incorporation (Regarding stock option plans as executive compensation)

	Proposal 9.	Amendment to the Articles of Incorporation (Regarding method of capital increase)

	Proposal 10.	Amendment to the Articles of Incorporation (Regarding information disclosure)

	Proposal 11.	Amendment to the Articles of Incorporation (Regarding restriction on investee)

Proposal 12.	Amendment to the Articles of Incorporation (Regarding overhaul of basic daily movements)

Proposal 13.	Amendment to the Articles of Incorporation (Regarding the name of the director’s position)

Proposal 14.	Amendment to the Articles of Incorporation (Regarding outsourcing of account opening businesses)

Proposal 15.	Amendment to the Articles of Incorporation (Regarding the number of shares authorized to be issued)

Proposal 16.	Amendment to the Articles of Incorporation (Regarding partial amendment to the Articles of Incorporation)

Proposal 17.	Amendment to the Articles of Incorporation (Regarding calendar style)

Proposal 18.	Amendment to the Articles of Incorporation (Regarding a Group Head)

Proposal 19.	Amendment to the Articles of Incorporation (Regarding the supplementary provision of the Articles of Incorporation)

Matters regarding exercise of voting rights: If you exercise your voting rights through proxy, only one proxy per shareholder will be permitted, and such proxy must be a shareholder who holds voting rights at this Annual Meeting of Shareholders. Please submit a written power of attorney along with the proxy card.

Notes:	The following matters are available on the Company’s website (http://www.nomuraholdings.com/investor/shm/) and are therefore omitted from the materials annexed to this Notice of Convocation pursuant to relevant laws and Article 25 of the Company’s Articles of Incorporation:

1.	The following section of the business report: VII. Fundamental Policies Regarding the Status of Persons Governing Decisions on the Company’s Financial and Business Policies;

2.	The notes to the consolidated financial statements; and

3.	The notes to the financial statements.

Any subsequent revisions to this Notice of Convocation, the business report, the consolidated financial statements, the financial statements or other materials annexed to this Notice of Convocation shall also be posted on the Company’s website.

Reference Materials for the Annual Meeting of Shareholders

Proposals and Reference Matters

Company Proposal (Proposal 1)

Proposal 1: Election of Thirteen Directors

As all of the fourteen Directors will have finished their term of office at the conclusion of this Annual Meeting of Shareholders, the Company proposes the election of thirteen Directors in accordance with a resolution of the Nomination Committee. Of the thirteen nominees, two Director nominees, Kenichi Watanabe and Takumi Shibata, will concurrently serve as Executive Officers, and the other eleven are Non-Executive Director nominees (with seven Outside Director nominees).

The nominees are as follows.

Name (Date of Birth)	Brief Personal History and Significant Concurrent Positions		Shareholdings of the Company
1. Nobuyuki Koga (Aug. 22, 1950)	Apr. 1974	Joined the Company	129,953
	Jun. 1995	Director of the Company
	Apr. 1999	Managing Director of the Company
	Jun. 2000	Deputy President of the Company
	Oct. 2001	Deputy President of the Company (concurrently Director and Deputy President of Nomura Securities Co., Ltd.)
	Apr. 2003	Director and President of the Company (concurrently Director and President of Nomura Securities Co., Ltd.)
	Jun. 2003	Director, President & CEO of the Company (concurrently Director and Executive Officer and President of Nomura Securities Co., Ltd.)
	Apr. 2008	Director and Representative Executive Officer of the Company (concurrently Director and Chairman of Nomura Securities Co., Ltd.)
	Jun. 2008	Director and Chairman of Nomura Securities Co., Ltd.
	Jun. 2011	Director and Chairman of the Company (concurrently Director and Chairman of Nomura Securities Co., Ltd.) (Current)

(Responsibilities)

Chairman of the Board of Directors

Chairman of the Nomination Committee

Chairman of the Compensation Committee

•         Mr. Koga does not concurrently serve as Executive Officer, and is a Non-Executive Director.

Name (Date of Birth)	Brief Personal History and Significant Concurrent Positions		Shareholdings of the Company
2. Kenichi Watanabe (Oct. 28, 1952)	Apr. 1975	Joined the Company	172,866
	Jun. 1998	Director of the Company
	Jun. 2000	Managing Director of the Company
	Oct. 2001	Director of the Company (concurrently Managing Director of Nomura Securities Co., Ltd.)
	Apr. 2002	Director of the Company (concurrently Executive Managing Director of Nomura Securities Co., Ltd.)
	Jun. 2003	Senior Managing Director of the Company (concurrently Director and Executive Vice President of Nomura Securities Co., Ltd.)
	Apr. 2004	Senior Managing Director of the Company (concurrently Executive Vice President of Nomura Securities Co., Ltd.)
	Apr. 2006	Deputy President of Nomura Securities Co., Ltd.
	Apr. 2008	President & CEO of the Company (concurrently Director and President & CEO of Nomura Securities Co., Ltd.)
	Jun. 2008	Director and President & CEO of the Company (concurrently Director and President & CEO of Nomura Securities Co., Ltd.)
	Jun. 2011	Director and Representative Executive Officer & Group CEO (concurrently Director and President & CEO of Nomura Securities Co., Ltd.)
	Apr. 2012	Director and Representative Executive Officer & Group CEO of the Company (Current)

(Responsibilities) Representative Executive Officer & Group CEO

3. Takumi Shibata (Jan. 8, 1953)	Apr. 1976	Joined the Company	157,202
	Jun. 1998	Director of the Company
	Jun. 2000	Managing Director of the Company
	Oct. 2001	Managing Director of Nomura Securities Co., Ltd.
	Apr. 2003	Executive Managing Director of Nomura Securities Co., Ltd.
	Jun. 2003	Senior Managing Director of the Company (concurrently Executive Vice President of Nomura Securities Co., Ltd.)
	Apr. 2004	Senior Managing Director of the Company (concurrently Director and Executive Vice President of Nomura Securities Co., Ltd.)
	Apr. 2005	Senior Managing Director of the Company (concurrently Director and President & CEO of Nomura Asset Management Co., Ltd.)
	Apr. 2006	Director and President & CEO of Nomura Asset Management Co., Ltd.
	Apr. 2008	Deputy President & COO of the Company (concurrently Director and Deputy President of Nomura Securities Co., Ltd.)
	Jun. 2008	Director and Deputy President & COO of the Company (concurrently Director and Deputy President of Nomura Securities Co., Ltd.)
	Jun. 2011	Director and Representative Executive Officer & Group COO of the Company (concurrently Director and Deputy President of Nomura Securities Co., Ltd.)
	Apr. 2012	Director and Representative Executive Officer & Group COO of the Company (Current)

(Responsibilities) Representative Executive Officer & Group COO

Name (Date of Birth)	Brief Personal History and Significant Concurrent Positions		Shareholdings of the Company
4. Masanori Itatani (Oct. 13, 1953)	Apr. 1976	Joined the Company	125,922
	Jun. 1998	Director of the Company, responsible for Corporate Communications and Investor Relations
	Jun. 2000	Director of the Company, responsible for Corporate Planning and Communications
	Oct. 2001	Director of the Company, responsible for General Affairs
	Jun. 2003	Senior Managing Director of the Company, responsible for Global Corporate Communications, General Affairs and Secretariat
	Apr. 2004	Senior Managing Director of the Company, responsible for Internal Audit
	Apr. 2006	Executive Managing Director of the Company, responsible for Internal Audit
	Jun. 2007	Director of the Company (Current)
(Responsibilities) Member of the Audit Committee • Mr. Itatani does not concurrently serve as Executive Officer, and is a Non-Executive Director.

5. Masanori Nishimatsu (Feb. 3, 1958)	Apr. 1980	Joined the Company	86,800
	Apr. 2003	Director of Nomura Securities Co., Ltd., responsible for retail branch supervision, Tokyo suburbs
	Jun. 2003	Senior Managing Director of Nomura Securities Co., Ltd., responsible for retail branch supervision, Tokyo suburbs
	Apr. 2006	Senior Managing Director of Nomura Securities Co., Ltd., responsible for retail branch supervision, Tokyo
	Apr. 2007	Executive Managing Director of Nomura Securities Co., Ltd., responsible for retail branch supervision, Tokyo
	Apr. 2008	Executive Managing Director of Nomura Securities Co., Ltd., Nagoya
	Oct. 2008	Senior Corporate Managing Director of Nomura Securities Co., Ltd., Nagoya
	Apr. 2010	Advisor of the Company
	Jun. 2010	Director of the Company (Current)

(Responsibilities) Audit Mission Director • Mr. Nishimatsu does not concurrently serve as Executive Officer, and is a Non-Executive Director.

Note 1:	The Company adopted a holding company structure by way of a demerger and changed its corporate name, “The Nomura Securities Co., Ltd.” to “Nomura Holdings, Inc.” in October 2001 and devolved financial company businesses to Nomura Securities Co., Ltd. References to the Company prior to October 2001 in the personal histories above refer to responsibilities at The Nomura Securities Co., Ltd.

Note 2:	In June 2003, the Company changed from a company with accounting auditors to a newly adopted corporate governance system of company with committees, which separates management oversight functions of the Directors from the day-to-day execution of business by the Executive Officers.

Name (Date of Birth)	Brief Personal History and Significant Concurrent Positions		Shareholdings of the Company
6. David Benson (Feb. 9, 1951)	Feb. 1997	Joined Nomura International plc	—
	Jul. 1999	Head of Risk Management, Nomura International plc
	Mar. 2005	COO of Nomura International plc
	Aug. 2007	Resigned from Nomura International plc
	Nov. 2008	Chief Risk Officer (“CRO”), Senior Managing Director of the Company
	Jan. 2011	Vice Chairman of the Company (Senior Managing Director) Risk and Regulatory Affairs
	Apr. 2011	Vice Chairman of the Company (Senior Managing Director)
	Jun. 2011	Director of the Company (Current)
• Mr. Benson does not concurrently serve as Executive Officer, and is a Non-Executive Director.

Nominees for Outside Directors (Numbers 7 to 13)

Name (Date of Birth)	Brief Personal History and Significant Concurrent Positions		Shareholdings of the Company
7. Masahiro Sakane (Jan. 7, 1941)	Apr. 1963	Joined Komatsu Ltd.	30,000
	Jun. 2001	President of Komatsu Ltd.
	Jun. 2003	President & CEO of Komatsu Ltd.
	Jun. 2007	Representative Director and Chairman of Komatsu Ltd.
	Jun. 2008	Outside Director of Tokyo Electron Limited (Current)
	Jun. 2008	Outside Director of the Company (Current)
	Jun. 2010	Director and Chairman of Komatsu Ltd. (Current)
	Mar. 2011	Outside Director of ASAHI GLASS Co., Ltd. (Current)
(Responsibilities) Member of the Nomination Committee Member of the Compensation Committee

•          Nominee for Outside Director (Article 2, Paragraph 3, Item 7 of the Ordinance for Enforcement of the Companies Act)

•          Acknowledged as Independent Director (An outside director who is acknowledged not to have conflicts of interest with general investors in accordance with the rules of Tokyo Stock Exchange, Inc. (“the Exchange”))

Mr. Sakane has rich managerial experience as the Director and Chairman of Komatsu Ltd. and has held important roles such as Vice Chairman of Nippon Keidanren (Japan Business Federation). His achievements and insights have been widely acknowledged both within and outside the Company.

Mr. Sakane is not considered to be in any situations where the degree of independence required by the Exchanges is called in doubt, and hence he is unlikely to have conflicts of interest with general investors.

Mr. Sakane has attended 9 of the 10 meetings of the Board of Directors, all 2 meetings of the Nomination Committee and all 4 meetings of the Compensation Committee held during the 108th fiscal year. The Company would like to request his reappointment as an Outside Director, expecting him to continue to play an exemplary role in determining important managerial matters and oversight of the business execution of the Company by applying his rich experience and high degree of independence.

Mr. Sakane will have been in office as an Outside Director for 4 years at the conclusion of this Annual Meeting of Shareholders.

Name (Date of Birth)	Brief Personal History and Significant Concurrent Positions		Shareholdings of the Company
8. Toshinori Kanemoto (Aug. 24, 1945)	Apr. 1968	Joined National Police Agency	—
	Apr. 1992	Kumamoto Prefecture Police Headquarters, Director-General
	Aug. 1995	Director General of the International Affairs Department, National Police Agency
	Oct. 1996	President of ICPO-INTERPOL
	Aug. 2000	President, National Police Academy
	Apr. 2001	Director of Cabinet Intelligence, Cabinet Secretariat, Government of Japan
	Jan. 2007	Registered as Attorney-at-Law (Dai-ichi Tokyo Bar Association)
	Feb. 2007	Of-Counsel, City-Yuwa Partners (Current)
	Jun. 2008	Outside Statutory Auditor of Kameda Seika Co., Ltd. (Current)
	Jun. 2011	Outside Director of the Company (Current)
(Responsibilities) Member of the Nomination Committee Member of the Compensation Committee

•          Nominee for Outside Director (Article 2, Paragraph 3, Item 7 of the Ordinance for Enforcement of the Companies Act)

•          Acknowledged as Independent Director (An outside director who is acknowledged not to have conflicts of interest with general investors in accordance with the rules of the Exchange)

Following his experiences such as Director General of International Affairs in National Police Agency, as President of ICPO-INTERPOL and as Director of Cabinet Intelligence in Japan, Mr. Kanemoto is currently active as an attorney with sophisticated expertise in his field. His achievements and insights have been widely acknowledged both within and outside the Company.

Mr. Kanemoto is not considered to be in any situations where the degree of independence required by the Exchanges is called in doubt, and hence he is unlikely to have conflicts of interest with general investors.

Mr. Kanemoto has attended all 8 meetings of the Board of Directors, 1 meeting of the Nomination Committee and 2 meetings of Compensation Committee held during the 108th fiscal year since his appointment to office and the Company would like to request his reappointment as an Outside Director, expecting him to continue to play an exemplary role in determining important managerial matters and oversight of the business execution of the Company by applying his rich experience, advanced expertise as well as his high degree of independence.

Mr. Kanemoto will have been in office as Outside Director for 1 year at the conclusion of this Annual Meeting of Shareholders.

Name (Date of Birth)	Brief Personal History and Significant Concurrent Positions		Shareholdings of the Company
9. Haruo Tsuji (Dec. 6, 1932)	Mar. 1955	Joined Hayakawa Electric Industry Co., Ltd. (currently, Sharp Corporation)	14,000
	Jun. 1986	President of Sharp Corporation
	Jun. 1998	Corporate Advisor of Sharp Corporation (Current)
	Jun. 2001	Outside Statutory Auditor of the Company
	Jun. 2003	Outside Director of the Company (Current)
	Jun. 2008	Outside Director of Kobayashi Pharmaceutical Co., Ltd. (Current)
	Jun. 2010	Outside Director of SEIREN Co., Ltd. (Current)
(Responsibilities) Chairman of the Audit Committee

•          Nominee for Outside Director (Article 2, Paragraph 3, Item 7 of the Ordinance for Enforcement of the Companies Act)

•          Acknowledged as Independent Director (An outside director who is acknowledged not to have conflicts of interest with general investors in accordance with the rules of the Exchange)

Mr. Tsuji has rich managerial experience and held important positions including President of Sharp Corporation. His achievements and insights have been widely acknowledged within and outside the Company.

Mr. Tsuji is not considered to be in any situations where the degree of independence required by the Exchanges is called in doubt, and hence he is unlikely to have conflicts of interest with general investors.

Mr. Tsuji has attended all 10 meetings of the Board of Directors and all 24 meetings of the Audit Committee held during the 108th fiscal year. The Company would like to request his reappointment as an Outside Director, expecting him to continue to play an exemplary role in determining important managerial matters and supervising the business execution of the Company by applying his rich experience and high degree of independence.

Mr. Tsuji will have been in office as Outside Director of the Company as a company with committees for 9 years at the conclusion of this Annual Meeting of Shareholders (he had been in office as Statutory Auditor for 2 years when the Company was a company with auditors before the Company transformed into a company with committees).

Name (Date of Birth)	Brief Personal History and Significant Concurrent Positions		Shareholdings of the Company
10. Tsuguoki Fujinuma (Nov. 21, 1944)	Apr. 1969	Joined Horie Morita Accounting Firm	17,400
	Jun. 1970	Joined Arthur & Young Accounting Firm
	Nov. 1974	Registered as a certified public accountant
	May 1991	Managing Partner of Asahi Shinwa Accounting Firm
	Jun. 1993	Managing Partner of Ota Showa & Co. (Ernst & Young ShinNihon (currently, Ernst & Young ShinNihon LLC))
	May 2000	President of the International Federation of Accountants
	Jul. 2004	Chairman and President of the Japanese Institute of Certified Public Accountants
	Jun. 2007	Retired from Ernst & Young ShinNihon
	Jul. 2007	Advisor of the Japanese Institute of Certified Public Accountants (Current)
	Aug. 2007	Outside Director of Tokyo Stock Exchange Group, Inc. (Current)
	Oct. 2007	Governor of Tokyo Stock Exchange Regulation (Current)
	Apr. 2008	Specially-appointed Professor of Chuo Graduate School of Strategic Management (Current)
	Jun. 2008	Outside Statutory Auditor of Sumitomo Corporation (Current)
	Jun. 2008	Outside Statutory Auditor of Takeda Pharmaceutical Company Limited (Current)
	Jun. 2008	Outside Director of the Company (Current)
	Jul. 2008	Outside Director of Sumitomo Life Insurance Company (Current)
	May 2010	Outside Statutory Auditor of Seven & i Holdings Co., Ltd. (Current)
(Responsibilities) Member of the Audit Committee

•         Nominee for Outside Director (Article 2, Paragraph 3, Item 7 of the Ordinance for Enforcement of the Companies Act)

•         Acknowledged as Independent Director (An outside director who is acknowledged not to have conflicts of interest with general investors in accordance with the rules of the Exchange)

Mr. Fujinuma has thorough knowledge of international accounting standards, exhibited high professionalism as financial expert under Sarbanes-Oxley Act of 2002, and held important positions including the President of the International Federation of Accountants, the Chairman and President of the Japanese Institute of Certified Public Accountants and Trustee of the International Accounting Standards Committee Foundation. His achievements and insights have been widely acknowledged both within and outside the Company.

Mr. Fujinuma is not considered to be in any situations where the degree of independence required by the Exchanges is called in doubt, and hence he is unlikely to have conflicts of interest with general investors.

Mr. Fujinuma has attended all 10 meetings of the Board of Directors and all 24 meetings of the Audit Committee held during the 108th fiscal year. The Company would like to request his reappointment as an Outside Director, expecting him to continue to play an exemplary role in determining important managerial matters and oversight of the business execution of the Company through applying his advanced expertise and high degree of independence.

Mr. Fujinuma will have been in office as Outside Director for 4 years at the conclusion of this Annual Meeting of Shareholders.

          Although Mr. Fujinuma was, until June 2007, a partner of Ernst & Young ShinNihon LLC, the current corporate auditor of the Company, he was never involved in an accounting audit of the Company. Further, 5 years has passed since his departure from that auditing firm, and he has had no involvement whatsoever in the management or the financial policy of that firm since then. With respect to his role with the Tokyo Stock Exchange Group, Inc., Nomura Securities Co., Ltd. (a subsidiary of the Company) is merely one of many trading participants at the Exchange and the portion of the Company’s shareholdings of the Exchange is minimal. Accordingly, it is concluded that Mr. Fujinuma’s past and current positions do not compromise his independence.

Name (Date of Birth)	Brief Personal History and Significant Concurrent Positions		Shareholdings of the Company
11. Dame Clara Furse (Sept. 16, 1957)	Feb. 1983	Joined Phillips & Drew/UBS	—
	Jun. 1990	Non-Executive Director of LIFFE (London International Financial Futures Exchange)
	Jun. 1997	Deputy Chairman of LIFFE
	May 1998	Group Chief Executive of Credit Lyonnais Rouse
	Jan. 2001	Chief Executive of London Stock Exchange Group
	Jun. 2009	Non-Executive Director of Legal & General Group plc (Current)
	Dec. 2009	Non-Executive Director of Nomura International plc (Current) Non-Executive Director of Nomura Europe Holdings plc (Current)
	Apr. 2010	Non-Executive Director of Amadeus IT Holding SA (Current)
	Jun. 2010	Outside Director of the Company (Current)
	Jun. 2011	Non-Executive Director of UK Department for Work and Pensions (Current)

•       Nominee for Outside Director (Article 2, Paragraph 3, Item 7 of the Ordinance for Enforcement of the Companies Act)

•       Acknowledged as an Independent Director (An outside director who is acknowledged not to have conflicts of interest with general investors in accordance with the rules of the Exchange)

Dame Clara was Chief Executive of the London Stock Exchange Group from 2001 to 2009 and was made a Dame Commander of the British Empire in 2008. She has rich experience in financial markets, and her achievements and insights have been highly evaluated within and outside the Company.

Dame Clara is not considered to be in any situations where the degree of independence required by the Exchanges is called into doubt, and hence she is unlikely to have conflicts of interest with general investors.

Dame Clara has attended all 10 meetings of the Board of Directors of the Company held in the 108th fiscal year and the Company would like to request her reappointment as Outside Director, expecting her to continue to play an exemplary role in determining important managerial matters and oversight of the business execution of the Company with her extensive relevant global financial markets experience and high level of independence.

Dame Clara will have been in office as Outside Director for 2 years at the conclusion of this Annual Meeting of Shareholders.

Name (Date of Birth)	Brief Personal History and Significant Concurrent Positions		Shareholdings of the Company
12. Takao Kusakari (Mar. 13, 1940)	Apr. 1964	Joined Nippon Yusen Kabushiki Kaisha (NYK Line)	—
	Aug. 1999	President of NYK Line
	Apr. 2002	President, Corporate Officer of NYK Line
	Apr. 2004	Chairman, Corporate Officer of NYK Line
	Apr. 2006	Chairman, Chairman Corporate Officer of NYK Line
	Apr. 2009	Director and Corporate Advisor of NYK Line
	Jun. 2009	Outside Statutory Auditor of Nippon Steel Corporation (Current)
	Jun. 2010	Corporate Advisor of NYK Line (Current)
	Jun. 2011	Outside Director of the Company (Current)

•       Nominee for Outside Director (Article 2, Paragraph 3, Item 7 of the Ordinance for Enforcement of the Companies Act)

•       Acknowledged as Independent Director (An outside director who is acknowledged not to have conflicts of interest with general investors in accordance with the rules of the Exchange)

Mr. Kusakari has rich managerial experience as the Chairman of NYK Line and has held important roles as Vice Chairman of Nippon Keidanren (Japan Business Federation) and President of Council for Regulatory Reform. His achievements and insights have been widely acknowledged both within and outside the Company.

Mr. Kusakari is not considered to be in any situations where the degree of independence required by the Exchanges is called in doubt, and hence he is unlikely to have conflicts of interest with general investors.

Mr. Kusakari has attended all 8 meetings of the Board of Directors of the Company held in the 108th fiscal year since his appointment to office and the Company would like to request his reappointment as Outside Director, expecting him to continue to play an exemplary role in determining important managerial matters and oversight of the business execution of the Company by applying his rich experience as well as his high degree of independence.

Mr. Kusakari will have been in office as Outside Director for 1 year at the conclusion of this Annual Meeting of Shareholders.

Name (Date of Birth)	Brief Personal History and Significant Concurrent Positions		Shareholdings of the Company
13. Michael Lim Choo San (Sept. 10, 1946)	Aug. 1972	Joined Price Waterhouse, Singapore	—
	Jan. 1992	Managing Partner of Price Waterhouse, Singapore
	Oct. 1998	Member of The Singapore Public Service Commission (Current)
	Jul. 1999	Executive Chairman of PricewaterhouseCoopers, Singapore
	Sept. 2002	Chairman of the Land Transport Authority of Singapore (Current)
	Jul. 2006	Non-Executive Chairman of Nomura Singapore Ltd. (Current)
	Nov. 2007	Member of the Legal Service Commission, Singapore (Current)
	Feb. 2009	Non-Executive Director of Nomura Asia Holding N.V.
	Jun. 2011	Outside Director of the Company (Current)
	Oct. 2011	Chairman of Pro-Tem Singapore Accountancy Council (Current)
	Nov. 2011	Chairman of Accounting Standards Council, Singapore (Current)
	Apr. 2012	Non-Executive Chairman of Nomura Asia Holding N.V. (Current)

•         Nominee for Outside Director (Article 2, Paragraph 3, Item 7 of the Ordinance for Enforcement of the Companies Act)

•         Acknowledged as Independent Director (An outside director who is acknowledged not to have conflicts of interest with general investors in accordance with the rules of the Exchange)

Mr. Lim has held a number of significant positions including the Executive Chairman of PricewaterhouseCoopers, Singapore and has extensive knowledge of international accounting standards. He has also served in a number of public service related roles, and was awarded with national honors by the government of Singapore three times during the period between 1998 and 2010. His achievements and insights have been widely acknowledged both within and outside the Company.

Mr. Lim is not considered to be in any situations where the degree of independence required by the Exchanges would be called into doubt, and hence he is unlikely to have conflicts of interest with general investors.

Mr. Lim has attended all 8 meetings of the Board of Directors of the Company held in the 108th fiscal year since his appointment to the office and the Company would like to request his reappointment as Outside Director, expecting him to continue to play an exemplary role in determining important managerial matters and oversight of the business execution of the Company by applying his rich and global experience, as well as his high degree of independence.

Mr. Lim will have been in office as Outside Director for 1 year at the conclusion of this Annual Meeting of Shareholders.

Note 3:	There are no particular conflicts of interest between the Company and the above-mentioned nominees.

Note 4:	The Company has respectively entered into a limitation of liability agreement with each nominee currently serving as an Outside Director, Mr. Masahiro Sakane, Mr. Toshinori Kanemoto, Mr. Haruo Tsuji, Mr. Tsuguoki Fujinuma, Dame Clara Furse, Mr. Takao Kusakari, and Mr. Michael Lim Choo San which limit his/her liabilities for damages to the Company pursuant to the provisions of Article 423, Paragraph 1 of the Companies Act. The liability under the agreement is limited to the higher of 20 million yen or the amount prescribed by laws and ordinances. If their reelections are approved, the Company shall continue said limitation of liability agreements.

Reference

Directors to be appointed to the Nomination Committee, Compensation Committee and Audit Committee:

Nomination Committee: Nobuyuki Koga (chairman), Masahiro Sakane and Toshinori Kanemoto

Compensation Committee: Nobuyuki Koga (chairman), Masahiro Sakane and Toshinori Kanemoto

Audit Committee: Haruo Tsuji (chairman), Tsuguoki Fujinuma and Masanori Itatani

Shareholder Proposals are verbatim from the original text

Shareholder Proposals (Proposals 2 through 19)

Shareholder Proposals 2 through 19 have been submitted by one shareholder. This shareholder has submitted 100 proposals such as to change of the Company’s trade name to “Yasai Holdings” [In English, literally: “Vegetable Holdings”]; however, only Proposals 2 through 19 satisfy the requirements to be submitted to a meeting of the shareholders.

The details of and reasons for these proposals are provided below and, except for the omission of individual’s name are set forth below in the same order as, and verbatim from the original text.

•	Opinion of the Board of Directors on Proposals 2 through 19

The Board of Directors is opposed to all Proposals 2 through 19. This is because the Board of Directors of the Company unanimously agrees that these proposals do not contribute to the common benefit of shareholders or to the enhancement of corporate value. (These reasons commonly apply to all the proposals for which only “Opinion of the Board of Directors: The Board is opposed to this proposal” is stated, and therefore are not repeated in each individual opinion statement.)

Proposal 2: Amendment to the Articles of Incorporation (Regarding the pronunciation of the trade name in English and registration procedures)

Details of Proposal: The term “in Japanese” should be inserted after “the Company” in Article 1 of the Articles of Incorporation and the phrase “shall be expressed” in the same article should be replaced with “shall be expressed and pronounced as such in English.” In addition, it should be ensured that the new trade name is registered in multiple languages (e.g., [shucai touzi gonsi] in Chinese), if it is necessary in the applicable procedure in other countries in which the Company has trade relationships in order to avoid any trouble about trademark rights.

Reasons for Proposal: This is proposed in pursuit of “corporate-wide mindset reform.”

If the current provision of the Articles of Incorporation is interpreted literally, the name of the Company must be pronounced in Japanese even when it is written in English. This should be corrected as it may become a hindrance in various transactions when the Company extends its business to the U.S. market.

In addition, the Company is required to take flexible measures with regard to the written indication and pronunciation of the name of the Company in Islamic banking and finance transactions and transactions in the Chinese market.

•	Opinion of the Board of Directors: The Board is opposed to this proposal.

Proposal 3: Amendment to the Articles of Incorporation (Regarding the short title of the trade name in the domestic market and the introductory remark to be used by sales persons)

Details of Proposal: The short title of the Company’s name should be written as “YHD” and pronounced as “wai-eichi-dei” in the Japanese market. It should be stipulated in the Articles of Incorporation that a sales person must always state that “please remember as vegetables, healthy, diet” as an introductory remark when he/she introduces himself/herself to another person for the first time.

Reasons for Proposal: This is proposed in pursuit of “corporate-wide mindset reform.”

The current trade name of the Company is too long and significantly detrimental to operating efficiency. With 17 morae, one can compose a haiku. If the Company should become a company under the control of the Bank of Tokyo-Mitsubishi UFJ, the name of Yasai Securities could become Mitsubishi UFJ Morgan Stanley Yasai Securities. I am already worried about this possibility.

However, with the proposed change, the Company can save personnel expenses by an amount that is equivalent to 1,000 man-days per year for the time being.

•	Opinion of the Board of Directors: The Board is opposed to this proposal.

Proposal 4: Amendment to the Articles of Incorporation (Regarding limitations on Compensation Committee determined executive compensation)

        Details of Proposal: The total amount of executives’ compensation determined by the Compensation Committee should be subject to a maximum amount determined by “Stock price at the end of the fiscal year X Work hours X Number of executives.” However, it should be stipulated in the Articles of Incorporation that if the amount of compensation for a full-time executive calculated by the Compensation Committee is lower than the minimum wage prescribed by the Ministry of Health, Labor and Welfare, such executive shall be subject to disciplinary punishment but shall be paid the amount calculated as the minimum wage, and such evaluation by the Compensation Committee shall be respected and said director shall be regarded as “disqualified,” and be dismissed on disciplinary grounds.

Reasons for Proposal: This is proposed for the purpose of “making compensation and performance evaluation fair.”

Under the current procedure, executive compensation is determined by the Compensation Committee. However, it is unfair to pay sky high compensation regardless of the operating results. The total amount should be subject to a certain upper limit and such upper limit should be prescribed in the Articles of Incorporation. It is a compensation system linked to stock price that realizes true risk sharing with shareholders. The self-benefiting high compensation is the cause of the slipshod management. I really hope that the Compensation Committee members will be conscious of their own responsibility for the faltering stock price. In addition, hardship allowance based on nationality should not be provided as it will lead to discrimination.

Shareholder Proposals are verbatim from the original text

•	Opinion of the Board of Directors: The Board is opposed to this proposal.

The Company has already since 2002, implemented a compensation system under which a part of compensation is linked to the Company’s stock price (stock options), and not all compensation is paid in cash, thereby aligning compensation with the medium to long-term interests of shareholders.

The Company’s “Compensation Policy of Nomura Group” and “Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc.” (please refer to p. 38 of this Notice of Convocation) strongly emphasize the principles that executive compensation should reflect performance and be aligned with the interests of shareholders, and executive compensation is appropriately determined by the Compensation Committee, which is composed of a majority of outside directors.

Proposal 5: Amendment to the Articles of Incorporation (Regarding limit on the ratio of personnel expense to income and giving three banzai cheers)

Details of Proposal: It should be stipulated in the Articles of Incorporation that the ratio of personnel expense to income of the Company shall be restricted to 20% or less and the practice of giving three banzai cheers at the shareholders meeting shall be abolished.

Reasons for Proposal: This is proposed for the purpose of “making compensation and performance evaluation fair.”

According to the principle of “pay for performance,” negative performance should be rewarded with negative compensation. Well, the current situation of the Company in which personnel expenses are rising while the financial performance is declining ought to be given the evaluation that “the internal control system of the Company has collapsed” for the time being.

By ensuring appropriate control of compensation versus income, this weird corporate entity will be able to show that it is still breathing and that it is willing to hold its own just before being driven to mental distraction and to regain market confidence. In the first place, with a ratio of personnel expense to income hovering over 40%, it is impossible to hope for high dividends to shareholders. In addition, I hope that the Company will refrain from the usual practice of giving three banzai cheers as the venue is small and there are many shareholders with strong armpit odor.

•	Opinion of the Board of Directors: The Board is opposed to this proposal.

Proposal 6: Amendment to the Articles of Incorporation (Regarding the limitation of liabilities of directors)

Details of Proposal: Chapter V, Article 33 of the Articles of Incorporation that provides for the limitation of liabilities of directors should be deleted.

Reasons for Proposal: This is proposed for the purpose of “making compensation and performance evaluation fair.”

Even after the Nomura Shock caused by the dilution of value per share due to two major public stock offerings within one year, which was also called “violation of the unwritten law,” none of the directors of the Company clearly took responsibility for such a result.

A position such as “Chief Irresponsible Executive Officer” is unnecessary.

Shareholders are stakeholders of the Company; however, the irresponsible corporate culture of the Company that nobody takes any responsibility for the clear damage to them is one of the causes of the current decline in stock price. As the Company is currently in a crisis, negligence of the directors means a bankruptcy. While in office, directors should cut off their own path of retreat and be ready for personal bankruptcy at any time.

•	Opinion of the Board of Directors: The Board is opposed to this proposal.

The purpose of the system for limiting the liabilities of directors as provided under the law is to prevent directors from unduly shrinking back from performing their duties as directors, and by addressing apprehensions concerning exposure to damage liability, limit barriers to securing qualified candidates.

The provisions regarding limitation of liabilities of directors in the Company’s Articles of Incorporation were approved and adopted at the 99th Annual Meeting of Shareholders. The Company’s Articles of Incorporation, in accordance with the law, provides that liabilities of directors for acts taken in good faith and without gross negligence can be limited only to a certain scope, and does not to release directors from liabilities in their entirety.

Proposal 7: Amendment to the Articles of Incorporation (Regarding addition of purpose to the Articles of Incorporation)

        Details of Proposal: Item 4 of Chapter I, Article 2, of the Articles of Incorporation, which provides for the purpose of the Company, should be changed to Item 12 and following items shall be added: “holding, leasing, and management of real estate” as Item 4, “purchase and sale, brokerage, consulting and appraisal of real estate” as Item 5 “development, creation and sales of land for residential, commercial, industrial and other uses” as Item 6, “agency business for real estate sales” as Item 7, “research and consulting services concerning real estate investment” as Item 8, “business related to liability insurance agency services and solicitation of life insurance” as Item 9, “acceptance of deposit or term deposit, lending of funds, or notes discounting and exchange transactions” as Item 10 and “lottery sales, trustee business of making payment of lottery prize awards” as Items 11.

Shareholder Proposals are verbatim from the original text

Reasons for Proposal: This is proposed for the purpose of “strengthening corporate governance.”

The Company executed a transaction in which Nomura Land and Building Co., Ltd. became its wholly-owned subsidiary and Nomura Real Estate Holdings, Inc. became its consolidated subsidiary. Under these circumstances, “stronger group-wide coordination” for the Company as a holding company should have the same meaning as stronger corporate governance. Given the specialized nature of the business of these subsidiaries, if the Company abandons control and management, it means “lack of governance” and violates the purpose of the Articles of Incorporation.

Therefore, the purpose of the Articles of Incorporation should be reorganized and the Company should strengthen the system to directly control and manage subsidiaries and consolidated subsidiaries.

•	Opinion of the Board of Directors: The Board is opposed to this proposal.

The Company appropriately manages and administers the business activities of its subsidiaries through ownership of shares and exercise of shareholder rights, and related provisions have already been set forth in the purposes described in the Company’s Articles of Incorporation.

The Board of Directors believes that the operations of its consolidated subsidiaries have been sufficiently covered in the Company’s Articles of Incorporation.

Proposal 8: Amendment to the Articles of Incorporation (Regarding stock option plans as executive compensation)

Details of Proposal: It should be set forth in the Articles of Incorporation that plans that grant stock acquisition rights to directors as part of their compensation shall be abolished.

Reasons for Proposal: What is pleasure?

Isn’t it to receive for 1 yen a receivable with an exchange value of just above 100 yen? The Company continues to have plans that grant directors rights to buy a new share at 1 yen as part of directors’ compensation. These plans should immediately be abolished as they only have the effect of bringing the stock price closer to 1 yen. Directors would not desire any increase in the stock price until they can sell the new shares they bought. If the Company intends to “share risks with shareholders,” directors should “be given the obligation to buy shares at the price of 5,000 yen per share.”

•	Opinion of the Board of Directors: The Board is opposed to this proposal.

As mentioned in the opinion of the Board of Directors against Proposal 4, the Board believes that the stock option plans, by linking compensation to the Company’s stock price, allows alignment with the medium to long-term interests of shareholders. Moreover, the Financial Stability Board, an organization comprised of representatives of financial regulators in countries throughout the world, has particularly endorsed the use of stock-based compensation.

The Company’s executive compensation consists of a cash component and a stock option component. By granting stock options, the cash portion of compensation is reduced, and, in regard to bonuses in particular, the deferred portion of compensation linked to stock price is increased, thereby limiting the payments to be made in the short term.

Proposal 9: Amendment to the Articles of Incorporation (Regarding method of capital increase)

Details of Proposal: It should be set forth in the Articles of Incorporation that in future, capital increase shall be carried out only by rights issue and not by public stock offering and that any decision on a public stock offering shall be subject to a resolution of the shareholders meeting.

Reasons for Proposal: This is proposed for the protection of shareholders’ rights.

The two previous capital increases through public stock offerings were carried out by lottery and existing general shareholders were not even allowed to resort to averaging. As a result, general shareholders, although they are important stakeholders, became one-sided victims of dilution of value per share.

As currently evaluated, such capital increases through public stock offering made no sense other than dilution of value per share, although they were useful as a funding source for directors’ bonuses. It is clear that they had no positive implications whatsoever to the shareholders. In future, any capital increase through public stock offering should be subject to a resolution of the shareholders meeting in order not to let the board of directors run wild.

Shareholder Proposals are verbatim from the original text

•	Opinion of the Board of Directors: The Board is opposed to this proposal.

The Company will be subject to the capital adequacy requirements (Basel III) agreed upon by the Basel Committee on Banking Supervision, an institution comprised of financial regulators from various major industrialized countries. The ability to procure capital nimbly in response to possible developments such as the increase in risk following a sudden downturn in market conditions is therefore, critical for the continuation of business activities.

Consequently, limiting the means for capital procurement to only rights offerings implemented by resolutions of the Board of Directors, and requiring approval at the meetings of shareholders for public offerings could hamper the continuation of the Company’s business activities.

Proposal 10: Amendment to the Articles of Incorporation (Regarding information disclosure)

Details of Proposal: It should be stipulated in the Articles of Incorporation that the details of the scenario for the shareholders meeting and rehearsals by employee shareholders shall be disclosed at least 8 weeks before the date of the shareholders meeting.

Reasons for Proposal: It is clear that the Company is hostile to general shareholders and has an intention to thoroughly control them although the shareholders should be the main body of the shareholders meeting and I wonder if the Company should do something like that in the first place. Doesn’t this mean management misappropriates the Company for its own use? I think the idea that “the superior should not be allowed to make a judgment because he/she would make a mistake” is bad. If the Company insists on doing it, I want the Company to clearly write, we’re going with this scenario, in the convocation notice to shareholders.

•	Opinion of the Board of Directors: The Board is opposed to this proposal.

Proposal 11: Amendment to the Articles of Incorporation (Regarding restriction on investee)

Details of Proposal: It should be stipulated in the Articles of Incorporation that the Company is prohibited from lending to or investing in Tokyo Electric Power Company and Kansai Electric Power Co., Inc.

Reasons for Proposal: By putting on a pretense of agreeing with Hashism in this way, the Company could impress the world that it is a serious company, and thereby earn loads in commercial transactions. Even if the Company opposes and rejects this proposal, this proposal may be publicly broadcasted as an example of proposals that support Hashism. I think I also have about 300 units of shares in Mizuho Financial Group, but they are currently loaned to a securities company. Therefore, I make this proposal only to you this year.

•	Opinion of the Board of Directors: The Board is opposed to this proposal.

Proposal 12: Amendment to the Articles of Incorporation (Regarding overhaul of basic daily movements)

Details of Proposal: It should be stipulated in the Articles of Incorporation that all toilets within the Company’s offices shall be Japanese-style toilets, thereby toughening the legs and loins and hunkering down on a daily basis, aiming at achieving 4-digit stock prices.

Reasons for Proposal: The Company is on the verge of bankruptcy. In other words, it is the time to hunker down. The Company cannot avoid bankruptcy if it merely adopts a spiritual approach such as encouraging sales persons to speak in a loud voice, but the Company can surely avoid failure if they straddle over a Japanese-style toilet every day and strengthen their lower body. If it cannot, it can only be accepted as a bad luck.

•	Opinion of the Board of Directors: The Board is opposed to this proposal.

Proposal 13: Amendment to the Articles of Incorporation (Regarding the name of the director position)

Details of Proposal: It should be stipulated in the Articles of Incorporation that the director position shall internally be called “crystal role” and the Representative Director and President shall be called the Representative Crystal Role and President.

Reasons for Proposal: The word “director” sounds formal. In addition, I noticed during the shareholders meeting last year that the board of directors does not appear at all to be directing the performance of the subsidiaries under its control. If it is reported that tomato growing is not profitable, the board of directors should discuss “why it is not profitable” and “how to make it profitable.” Just settling with “it is not very profitable” with no further deliberation is not the way the board of directors should be conducted. Therefore, it suffices to call the director position by a slipshod name.

•	Opinion of the Board of Directors: The Board is opposed to this proposal.

Proposal 14: Amendment to the Articles of Incorporation (Regarding outsourcing of account opening businesses)

Details of Proposal: It should be set forth in the Articles of Incorporation that the Company shall entrust certain businesses including opening of new accounts and the provision of advice on the use of the website to a company specialized in these businesses.

Reasons for Proposal: This is proposed because a certain Internet securities company has already implemented this strategy and certain positive effects on new customer development can be expected. It is indispensable for the Company to cut expenses through this kind of streamlining in order to conduct aggressive sales activities targeted at the younger generation, which has relatively limited financial resources.

Shareholder Proposals are verbatim from the original text

•	Opinion of the Board of Directors: The Board is opposed to this proposal.

Proposal 15: Amendment to the Articles of Incorporation (Regarding the number of shares authorized to be issued)

Details of Proposal: The number of shares of common stock authorized to be issued stipulated in Article 6 of the Article of Incorporation should be changed from “60,000,000,000 shares” to “5,966,290,435 shares.”

Reasons for Proposal: Treasury shares should be cancelled as the current number of issued shares is too large as compared with earnings. The current number, 6 billion, is a vaguely large number or a number corresponding to the total world population during the period in which [name of individual omitted] was worshiped as the strongest MMA fighter. The stock price would fall if too many shares are scattered about haphazardly just because the Company no longer needs to print individual share certificates. Moderation is the key to everything.

•	Opinion of the Board of Directors: The Board is opposed to this proposal.

Proposal 16: Amendment to the Articles of Incorporation (Regarding partial amendment to the Articles of Incorporation)

Details of Proposal: In Article 3 of the Articles of Incorporation, the part of the sentence reading “The Company shall have its head office…” should be changed to “The Company shall have its head office in the country of Japan…”.

Reasons for Proposal: This is proposed because “Chuo-ku, Tokyo” has already been registered as a trademark in China.

•	Opinion of the Board of Directors: The Board is opposed to this proposal.

Proposal 17: Amendment to the Articles of Incorporation (Regarding calendar style)

Details of Proposal: The phrase “An annual meeting of shareholders shall be convened within three (3) months from April 1 each year” in Article 21 of the Articles of Incorporation should be replaced with “An annual meeting of shareholders shall be convened within three (3) months from April 1 and October 1 each year based on coordinated universal time under the Gregorian calendar.”

Reasons for Proposal: This is proposed to prevent an accident in which employees of the Company take a paid leave based on the lunar calendar and Greenwich Mean Time.

•	Opinion of the Board of Directors: The Board is opposed to this proposal.

Proposal 18: Amendment to the Articles of Incorporation (Regarding a Group Head)

Details of Proposal: The title of Chairman of the Board of Directors should be changed to Group Head and this change should be set forth in the Articles of Incorporation.

Reasons for Proposal: The title of Chairman strongly conjures up the image that he misappropriates the enterprise for his own benefit. Personnel expenses are bound to increase if the number of big shots increases as unnecessary allowances are paid to them. The position of Chairman should be for a person merely in charge of coordination across the Group so as to prevent the Chairman from misappropriating the enterprise for his own benefit.

•	Opinion of the Board of Directors: The Board is opposed to this proposal.

Proposal 19: Amendment to the Articles of Incorporation (Regarding the supplementary provision of the Articles of Incorporation)

Details of Proposal: The supplementary provision of the Articles of Incorporation should be deleted.

Reasons for Proposal: The supplementary provision of the Articles of Incorporation is too irresponsible. One who does not accept responsibility should not have any power. The organization is disorganized and unprofitable because it is irresponsible. Ex-Lehman Brothers employees who had been recruited by the Company by paying a large sum of money will eventually abandon and leave the Company together with their network. The stock price will fall. So will the dividend. In order to reverse this trend, the resolve of top management is needed. They say “persons of talent may abound, but one is hard-pressed to find persons capable of finding them”. The top management is required to have the strong will power to become a person with a good eye for talent.

•	Opinion of the Board of Directors: The Board is opposed to this proposal.

The supplementary provision of the Articles of Incorporation was included pursuant to the transitional statute in effect at the time the Companies Act was enacted and was set forth to limit the liabilities of directors and officers before the Companies Act came into effect. The intent of the supplementary provision is the same as that described in the opinion of the Board of Directors against Proposal 6.

[English Translation]

(Attachments to Notice of Convocation of the Annual Meeting of Shareholders)

Report for the 108th Fiscal Year

From April 1, 2011 to March 31, 2012

I.	Current State of Nomura Group

1.	Fundamental Management Policy and Structure of Business Operations

Fundamental Management Policy

Nomura Group is committed to a management vision of firmly establishing ourselves as a globally competitive financial services group. We will seek to realize this vision and increase shareholder value by strengthening our business franchise in Japan, developing world-class businesses in other regions, and consolidating our comprehensive global strength.

We will establish our new growth model by working with our clients, serving them with the best solutions, and becoming a lead in new business segments. Our management target is to maintain an average consolidated return on shareholders’ equity (ROE) of 10% to 15% over the medium to long term. However, we cannot deny that changes in business environment surrounding financial institutions, including the unstable global economy and the tightening regulation by the Basel Committee on Banking Supervision or other financial regulators, may impact us.

Nomura Group will continue to put a high priority on compliance with applicable laws, regulations and proper corporate behavior, and we build compliance into our daily business operations.

Structure of Business Operations

Nomura Group is organized around globally-linked divisions under a unified strategy, rather than individual legal entities. We are organized into three divisions (Retail Division, Wholesale Division, and Asset Management Division). We will strive to maximize the collective strength of Nomura Group by achieving a higher level of specialization and business development in each division, and enhancing cross-divisional collaboration.

2.	Progress and Results of the Nomura Group’s Business Activities

(1)	Summary

In the fiscal year ended March 31, 2012, the global economic recovery trend weakened in association with multiple factors, including international financial market turmoil stemming from sovereign debt problems in Europe, weak consumption in industrialized nations, concerns about an economic slowdown in China and other emerging countries, political instability in the Middle East, as well as rising crude oil prices. There was a dramatic increase in economic uncertainty, and on a global basis accelerated risk-adverse sentiment towards risk assets like stocks.

Meanwhile, the Japanese economy lost speed as the East Japan Earthquake caused a decline in exports due to disruptions in product supply networks, the rapid and significant appreciation of the yen, which hit the 75 yen per dollar range at one point, along with the impact of the flooding in Thailand. Since the end of last year, there has been a bit of a recovery in economic sentiment attributable to momentary easing concerns about the European debt problem, an improvement in US economic indicators, the emergence of restoration-related demand and a recovery in automobile production, but recurring profits by key listed companies (excluding financial institutions) are expected to have declined roughly 20 percent versus the previous fiscal year.

The Tokyo Stock Price Index (TOPIX) began the fiscal year at 862 points. After temporarily rising, the index then fell to 706 points in November. The TOPIX recovered to close the fiscal year at 854 points. With the market decline and uncertainty about future prospects for share prices, there was a large downturn in the amount of funds raised by Japanese companies in the capital markets, both in Japan and overseas. Throughout the year there was a low level of investor activity in financial and securities markets.

Meanwhile, as evidenced by Basel III (new capital requirement regulations for financial institutions) and the Dodd-Frank Act in the U.S., regulations on and oversight of financial institutions continues to become more stringent on a global basis.

Amid this environment, in order to quickly adapt to the difficult business environment, Nomura Group decided to implement a 1.2 billion US dollar cost reduction program, and worked to improve cost efficiencies by making the scale of business operations in Europe more appropriate, and reviewing the regional allocation of resources.

Based on its client-focused strategy, the Retail division promoted investment consultation services and diversified its product offering, while the Asset Management division worked to increase assets under management on a global basis and enhance investment performance. The Wholesale division implemented the “narrow and deep” strategy focused on business areas where we can deliver added value to our clients, cooperation among business units was enhanced, revenues from client-flow businesses were increased, and products and solutions offered were diversified. As a result of these efforts, we succeeded in posting an overall profit for the third consecutive fiscal year while executing a cost-cutting program without substantial downscale of business platforms.

We posted net revenue of 1,535.9 billion yen for the fiscal year ended March 31, 2012, a 35.8% increase from the previous fiscal year. Non-interest expenses increased 39.9% versus the previous fiscal year to 1,450.9 billion yen, income before income taxes was 85.0 billion yen, and net income attributable to the shareholders of Nomura Holdings, Inc. (“NHI”) was 11.6 billion yen. Consequently, ROE for the full fiscal year was 0.6%.

Consolidated Financial Results

	Billions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2012 (A)	March 31, 2011 (B)
Net revenue	1,535.9	1,130.7	35.8
Non-interest expenses	1,450.9	1,037.4	39.9

Income (loss) before income taxes	85.0	93.3	(8.9)
Income tax expense	58.9	61.3	(4.0)

Net income (loss)	26.1	31.9	(18.4)

Less: Net income (loss) attributable to noncontrolling interests	14.5	3.3	343.4

Net income (loss) attributable to NHI shareholders	11.6	28.7	(59.6)

Return on shareholders’ equity	0.6%	1.4%	—

(2)	Segment Information

Our business and reporting segments consist of three divisions of Retail, Asset Management and Wholesale.

Business Segment Results

	Billions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2012 (A)	March 31, 2011 (B)
Net revenue	1,532.1	1,147.6	33.5
Non-interest expenses	1,450.9	1,037.4	39.9

Income (loss) before income taxes	81.2	110.2	(26.3)

In business segment totals, which exclude unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the fiscal year ended March 31, 2012 was 1,532.1 billion yen, an increase of 33.5% from the previous year. Non-interest expenses increased by 39.9% from the previous year to 1,450.9 billion yen. Income before income taxes was 81.2 billion yen for the fiscal year ended March 31, 2012.

Operating Results of Retail

	Billions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2012 (A)	March 31, 2011 (B)
Net revenue	350.3	392.4	(10.7)
Non-interest expenses	287.1	291.2	(1.4)

Income (loss) before income taxes	63.1	101.2	(37.6)

Net revenue decreased by 10.7% from the previous year to 350.3 billion yen, due primarily to decreasing commissions for distribution of investment trusts and brokerage commissions. Non-interest expenses decreased by 1.4% to 287.1 billion yen. As a result, income before income taxes decreased by 37.6% to 63.1 billion yen.

The Retail Division focused on providing clients investment consultation services to accommodate client needs. To accommodate increasing client needs, we opened four new branch offices, and enhanced non-face-to-face services provided by Nomura Net & Call, which started last October.

Investment consultation services resulted in balanced business growth, centered on equities, bonds, investment trusts and insurance products. There was a 2.4 trillion yen net inflow in retail client assets during the fiscal year. Total retail client assets increased to 72.0 trillion yen from 70.6 trillion at the end of the previous fiscal year. The number of client accounts increased by 49,000 to end the fiscal year at 4.985 million accounts, indicating steady growth in the business base.

Operating Results of Asset Management

	Billions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2012 (A)	March 31, 2011 (B)
Net revenue	65.8	66.5	(1.1)
Non-interest expenses	45.3	46.5	(2.6)

Income (loss) before income taxes	20.5	20.0	2.5

*	Nomura Bank (Luxembourg) S.A. in Asset Management was integrated to Other business in April 2011. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Net revenue decreased by 1.1% from the previous year to 65.8 billion yen. Non-interest expenses decreased by 2.6% to 45.3 billion yen. As a result, income before income taxes increased by 2.5% to 20.5 billion yen.

Despite the challenging investment environment, in the investment trust business there was an inflow into funds representing a wide range of investment assets, including overseas bonds and Japanese equities. Furthermore, funds launched this fiscal year employing investment strategies matching the investment environment contributed to the increase in assets under management. In the investment advisory business, there was a steady increase in mandates from institutional investors, including domestic pension funds, overseas, mainly Asian and European pension funds and sovereign wealth funds.

As a result, due to the inflow of funds into a diverse range of investment products, including actively managed funds, assets under management were 24.6 trillion yen as of March 31, 2012.

Operating Results of Wholesale

	Billions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2012 (A)	March 31, 2011 (B)
Net revenue	555.9	630.5	(11.8)
Non-interest expenses	593.5	623.8	(4.9)

Income (loss) before income taxes	(37.6)	6.7	—

Net revenue decreased by 11.8% from the previous year to 555.9 billion yen. Our performance was challenged in the first half of the fiscal year, due to revenue decrease of overseas business caused by the decrease in client trade volumes stemming from the financial market turmoil related to the European sovereign crisis. Although in the second half of the fiscal year we posted revenue growth, with private equity trades in third quarter and revenue recovery in Europe and Americas regions in fourth quarter, result of the first half was not covered and the net revenue of the fiscal year decreased from previous year.

The cost reduction program of 1.2 billion US dollars announced in July and November of last year is progressing on schedule and non-interest expenses decreased by 4.9% to 593.5 billion yen, As a result, loss before income taxes dropped to 37.6 billion yen.

Global Markets

Despite macro headwinds driven by the ongoing Eurozone crisis, Fixed Income delivered stronger performance than the previous fiscal year. Growth in flow business was driven by resilient client flows despite a slowdown in client activity in the market and by robust risk management. Among our various products, a market-wide slowdown in Securitized Products was offset by a strong uptick in performance of structured businesses across Rates, Credit and FX. Among the various regions in which we operate, we are notably showing robust performance overseas after the third quarter.

For Equities, we experienced a challenging fiscal year as exchange volumes waned and clients remained on the sidelines for much of the year. Execution Services performed in-line with declining market volume, while Derivatives was challenged in some products, but showed resilience with innovative products in Japan along with tailored solutions for industrial corporations globally. Nomura remains a key liquidity provider in the market with the #1 market share on the Tokyo and London stock exchanges. While the market environment in EMEA continues to present uncertainty, our expansion in the US and market penetration in Asia are increasing our diversified revenue streams.

We continued to be a leader in Research in Japan as reflected in our #1 research ranking in Equities and Fixed Income, while making significant strides in other regions, including attaining favorable rankings in Fixed Income Research for Asia as well as for EMEA and the Americas respectively.

Investment Banking

Investment Banking continued to expand its business globally by enhancing cross-regional cooperation while profits have decreased from the previous year, as the business environment proved challenging, especially in equity capital markets and M&A.

In Japan, the volume of equity/debt issuances has decreased, but our robust client base has been leveraged to maintain a high market share in underwriting and M&A advisory. Overseas, we acted as the financial advisor for the largest M&A transaction in the natural resources sector, and also won multiple mandates for large international deals including financing of financial institutions, cross-border M&A and other transactions particularly in EMEA region.

Furthermore, we are enhancing our services in non-traditional solution businesses such as FX and Rates related transactions associated with M&A deals and financing, aiming to accommodate diverse client needs.

Other

	Billions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2012 (A)	March 31, 2011 (B)
Net revenue	560.1	58.1	864.2
Non-interest expenses	525.0	75.9	592.0

Income (loss) before income taxes	35.1	(17.8)	—

Net revenue was 560.1 billion yen, due primarily to Nomura Land and Building Co., Ltd. (“NLB”) becoming a subsidiary. Non-interest expenses were 525.0 billion yen, as a result, income before income taxes was 35.1 billion yen.

3.	Financing Situation

(1)	Funding situation

In terms of funding, NHI, Nomura Securities Co., Ltd., Nomura Europe Finance N.V. and Nomura Bank International plc are the main entities for external borrowings and bond issuances. By funding that is matching with the liquidity of assets and the currencies for usage, we pursue the optimization of our funding.

NHI issued domestic unsecured bonds of 45.4 billion yen in total for the fiscal year ended March 31, 2012. Unsecured subordinated bonds with conditional write-off clause of 170 billion yen in total were issued in December 2011.

(2)	Capital Expenditures

Capital expenditures focus primarily on investment in systems related to various businesses within the Nomura Group, with the objective of supporting the promotion of business lines in Japan and overseas. In the Retail division, we are expanding Nomura Securities Co., Ltd.’s domestic branch office network, and are also preparing to transfer from our current system to a packaged system called “STAR”. In the Wholesale division, we are enhancing the trading systems and strengthening the infrastructure system in order to respond to global orders from institutional investors.

4.	Results of Operations and Assets

		(in billions of yen except per share data in yen)
Item	Period	105th Fiscal Year (April 1, 2008 to March 31, 2009)	106th Fiscal Year (April 1, 2009 to March 31, 2010)	107th Fiscal Year (April 1, 2010 to March 31, 2011)	108th Fiscal Year (April 1, 2011 to March 31, 2012)
Total Revenue		664.5	1,356.8	1,385.5	1,851.8

Net revenue		312.6	1,150.8	1,130.7	1,535.9

Income (loss) before income taxes		(780.3)	105.2	93.3	85.0

Net income (loss) attributable to NHI shareholders		(708.2)	67.8	28.7	11.6

Basic-Net income (loss) attributable to NHI shareholders per share		(364.69)	21.68	7.90	3.18

Diluted-Net income (loss) attributable to NHI shareholders per share		(366.16)	21.59	7.86	3.14

Total assets		24,837.8	32,230.4	36,693.0	35,697.3

Total NHI shareholders’ equity		1,539.4	2,126.9	2,082.8	2,107.2

(Note) Stated in accordance with accounting principles generally accepted in the U.S.

5.	Management Challenges and Strategies

The global financial and economic environment continues to be challenging as regulatory tightening over financial institutions progresses and due to destabilizing factors such as the European sovereign-debt crisis. Although the market has been returning to stable growth since the beginning of 2012, the uncertainty in economy persists again, and complete recovery is expected to take considerable time. Under these management conditions, we will allocate management resources appropriately to pursue efficiency and sharpen our competitive edge, as well as to increase profitability by streamlining business processes. With the aim of further enhancing swift decision making, Global Markets which was initially an integrated platform to achieve increased synergy between the Fixed Income and Equities businesses, has been split into Fixed Income and Equities businesses as of April 2012 given that the synergies have developed. We will continue to build out an effective operational framework while adapting to the changing environment, aiming to achieve our management goals.

Further, using our robust financial platform, a competitive advantage of Nomura, we will continue to provide services and solutions responding nimbly to changes in market conditions, financial business environments and client demands and fulfill our corporate social responsibility to contribute to a forum for steady liquidity through the market.

To achieve our strategic goals, we will implement the following initiatives:

•	Retail Division

In the Retail Division, we will continue to expand our products and service offerings, which are provided through Financial Advisors, online or via call centers to accommodate increasingly sophisticated and diverse client needs. We aim to enhance investment consultation services and to continue being a trusted partner to our clients by providing world-class products and services that meet their individual needs.

•	Asset Management Division

In our investment trust business, we will provide individual clients with a diverse range of investment opportunities to meet investors’ various demands and in investment advisory business, we will provide institutional clients globally with value-added investment services. We intend to increase assets under management and expand our client base for these two core businesses.

We aim to enhance our world-class competitive advantage in Japan and the rest of Asia by making continuous efforts to improve investment performance and gain the trust of investors worldwide.

•	Wholesale Division

Wholesale Division consists of Fixed Income and Equities which offer sales and trading of financial products and origination services, and Investment Banking which offers a broad range of financial advisory and financing solutions services.

Fixed Income and Equities, the market related businesses, have been focusing on delivering high value-added products and solutions to our clients by leveraging our sophisticated trading expertise, intellectual capital in research and structuring and our global distribution capabilities. In Fixed Income, we will build further on our client-centric strategy globally, and in Equities, we will continue to build our leadership position further across Asia, leveraging our strength in Japan, and target further growth across our strengthened platforms in EMEA and the US based on our existing strategies.

In Investment Banking, we are expanding our M&A advisory and corporate finance businesses to diversify sources of profit by providing high value-added solutions in a timely manner to meet the individual needs of each client.

Also in the Wholesale Division, cross-business and cross-regional cooperation are increasingly important axes of our Wholesale strategy to satisfy client needs. As a global financial services group, we will continue to strive collectively to further our growth through our geographic advantage in Asia where economic development and a deepening of our clients’ footprint is expected. We aim to enhance our presence as a global investment bank providing world-class services, by enhancing regional integration and business coordination between Japan and the rest of Asia and utilizing global business platform.

In implementing the initiatives outlined above, we aim to bring together the collective strengths of our domestic and international operations to realize our management objectives and to maximize shareholder value by enhancing profitability across our businesses, while helping to strengthen the global financial and capital markets.

•	Other

We recognize that it is necessary to further strengthen and streamline our global risk management and we are pursuing a proactive, rather than a reactive, risk management approach. We will continue to develop a system where senior management directly engage in a proactive risk management approach for precise decision making.

As our business becomes increasingly international and diverse, we recognize the growing importance of compliance. In addition to complying with local laws and regulations in the countries that we operate, we view compliance in a wider context. We will further enhance our existing overall compliance system with initiatives towards promoting an environment of professionalism and high ethical standards among executive management to meet the expectations of society and clients and contribute to the further development of the financial and capital markets.

We view talented personnel as key assets. In line with our basic client-oriented business approach, we have established globally-uniform personnel policies firmly rooted in the belief that employees should be rewarded for their overall performance. We will continue to build a professional organization capable of delivering a comprehensive range of services that satisfy our clients.

6.	Major Business Activities

Nomura Group primarily operates in investment and financial services focusing on the securities business. We provide wide-ranging services to customers for both financing and investment through operations in Japan and other major financial capital markets around the world. Such services include securities trading and brokerage, underwriting, distribution, arrangement of offering and distribution, arrangement of private placement, principal finance, asset management, and other securities and financial business. We divide our business segments into three divisions of Retail, Asset Management and Wholesale.

7.	Organizational Structure

(1)	Principal place of business in Japan

NHI: Head office (Tokyo)

Nomura Securities Co., Ltd. (Head office and local branches — 178 locations in total): Tokyo (Head office and local branches — 43 locations in total), Kanto area excluding Tokyo (43 branches), Hokkaido area (5 branches), Tohoku area (10 branches), Hokuriku area (4 branches), Chubu area (16 branches), Kinki area (31 branches), Chugoku area (9 branches), Shikoku area (5 branches) and Kyushu and Okinawa area (12 branches)

Nomura Asset Management Co., Ltd. (Tokyo, Osaka, etc.)

The Nomura Trust & Banking Co., Ltd. (Tokyo, Osaka)

Nomura Facilities, Inc. (Tokyo)

(2)	Principal place of business overseas

Nomura Securities International, Inc. (New York, U.S.)

Nomura International plc (London, U.K.)

Nomura International (Hong Kong) Limited

Nomura Singapore Limited

Instinet Incorporated (New York, U.S.)

(3)	Status of Employees

	Employees	Increase / Decrease
Total	34,395	7,524 Increase

(Notes)

1:	Number of employees consists of the total number of employees of NHI and its consolidated subsidiaries (excluding temporary employees).

2:	Number of employees excludes employees seconded outside NHI and its consolidated subsidiaries.

3:	During the fiscal year NHI increased its stake in NLB, one of its affiliated companies, by acquiring additional NLB shares and thereby made it a subsidiary. As a result, the number of employees increased significantly compared to the previous year.

(4)	Status of Significant Subsidiaries

Name	Location	Capital (in millions)		Percentage of Voting Rights	Type of Business
Nomura Securities Co., Ltd.	Tokyo, Japan		¥10,000	100%	Securities

Nomura Asset Management Co., Ltd.	Tokyo, Japan		¥17,180	100%	Investment Trust Management / Investment Advisory

The Nomura Trust & Banking Co., Ltd.	Tokyo, Japan		¥30,000	100%	Banking / Trust

Nomura Facilities, Inc.	Tokyo, Japan		¥480	100%	Business Space / Facility Management

Nomura Land and Building Co., Ltd.	Tokyo, Japan		¥1,015	100%	Business Space / Facility Management

Nomura Real Estate Holdings, Inc.	Tokyo, Japan		¥115,626	51%*	Holding Company

Nomura Holding America Inc.	New York, U.S.	US$	4,938.63	100%	Holding Company

Nomura Securities International, Inc.	New York, U.S.	US$	3,650.00	100%*	Securities
Nomura America Mortgage Finance, LLC	New York, U.S.	US$	1,580.89	100%*	Holding Company

Instinet Incorporated	New York, U.S.	US$	1,306.96	100%*	Holding Company

Nomura Europe Holdings plc	London, U.K.	US$	5,929.97	100%	Holding Company

Nomura International plc	London, U.K.	US$	6,417.26	100%*	Securities

Nomura Bank International plc	London, U.K.	US$	555.00	100%*	Financial

Nomura Principal Investment plc	London, U.K.		£997.45	100%	Investment Company

Nomura Capital Markets plc	London, U.K.	US$	3,123.20	100%	Financial

Nomura Asia Holding N.V.	Amsterdam, The Netherlands		¥122,122	100%	Holding Company

Nomura International (Hong Kong) Limited	Hong Kong		¥132,711	100%*	Securities

Nomura Singapore Limited	Singapore, Singapore	S$	239.00	100%*	Securities / Financial

(Notes)

1:	“Capital” is stated in the currency on which each subsidiary’s books of record are maintained. “Capital” of a subsidiary, whose paid-in capital is zero or is in nominal amount (primarily subsidiaries located in the U.S.), is disclosed in amount including additional paid-in capital. Percentages with “*” in the “Percentage of Voting Rights” column include voting rights from indirect ownership of shares.

2:	The total number of consolidated subsidiaries and consolidated variable interest entities as of March 31, 2012 was 763. The total number of entities accounted for under the equity method of accounting such as Nomura Research Institute, Ltd. was 18 as of March 31, 2012.

8.	Major Lenders

Lender	Type of Loan	Loan Amount (in millions of yen)
Sumitomo Mitsui Banking Corporation	Long-term borrowing Short-term borrowing	250,000 70,000
Mizuho Corporate Bank, Ltd.	Long-term borrowing Short-term borrowing	285,000 35,000
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Long-term borrowing Short-term borrowing	207,885 90,400
Resona Bank, Ltd.	Long-term borrowing Short-term borrowing	80,000 20,000
Mitsubishi UFJ Trust and Banking Corporation	Long-term borrowing Short-term borrowing	55,000 45,000
The Chuo Mitsui Trust and Banking Company, Limited	Long-term borrowing	50,000
The Sumitomo Trust and Banking Co., Ltd.	Short-term borrowing	30,000
The Chiba Bank, Ltd.	Long-term borrowing Short-term borrowing	30,000 10,000
The Shizuoka Bank, Ltd.	Long-term borrowing	35,000
The Hachijuni Bank, Ltd.	Long-term borrowing Short-term borrowing	25,000 5,000
The Norinchukin Bank	Long-term borrowing	50,000
The Dai-ichi Life Insurance Company, Limited	Long-term borrowing	40,000
Nippon Life Insurance Company	Long-term borrowing Short-term borrowing	20,000 10,000

(Notes)

1.	All short-term borrowings are long-term borrowings due within one year.

2.	On April 1, 2012, Sumitomo Mitsui Trust Bank, Limited was established through the merger of three trust banks – The Chuo Mitsui Trust and Banking Company, Limited, The Sumitomo Trust and Banking Co., Ltd., and The Chuo Mitsui Asset Trust and Banking Company, Limited.

9.	Capital Management Policy

We seek to enhance shareholder value and to capture growing business opportunities by maintaining sufficient levels of capital. We will continue to review our levels of capital as appropriate, taking into consideration the economic risks inherent to operating our businesses, the regulatory requirements, and maintaining our ratings necessary to operate businesses globally.

We believe that pursuing sustainable increase in shareholder value and paying dividends are essential to generating returns to our shareholders. We will strive to pay stable dividends using a consolidated payout ratio of 30 percent as a key indicator.

Dividend payments will be determined taking into account a comprehensive range of factors such as the tightening of Basel regulations and other changes to the regulatory environment, as well as the consolidated operating results.

As a general rule, payment of dividends is on a semi-annual basis (record dates: September 30 and March 31) , although pursuant to Article 459, Paragraph 1 of the Companies Act of Japan, we have established in our Articles of Incorporation the capability of the Board of Directors to declare a distribution of surplus on the basis of any of the following record dates in a fiscal year: June 30, September 30, December 31, and March 31.

With respect to the retained earnings, in order to implement measures to adapt to regulatory changes and to increase shareholder value, we seek to efficiently invest in business areas where high profitability and growth may reasonably be expected, including the development and expansion of infrastructure.

We will consider repurchase of treasury stock as an option in our financial strategy to respond quickly to changes in the business environment and to increase shareholder value. We will make announcements immediately after any decision to set up a share buyback program and conduct such programs in accordance with internal guidelines.

Dividends for the Fiscal Year

Based on our Capital Management Policy for the fiscal year ended March 31, 2012, we paid a dividend of 4.0 yen per share to shareholders of record as of September 30, 2011, and 2.0 yen per share to shareholders of record as of March 31, 2012. As a result, the total annual dividend was 6.0 yen per share.

The following table sets forth the details of dividends paid for the fiscal year ended March 31, 2012:

Resolution of Board of Directors	Record Date	Total Amount of Dividends (in millions of yen)	Dividend Per Share (yen)
November 1, 2011	September 30, 2011	14,658	4.00
April 27, 2012	March 31, 2012	7,334	2.00

10.	Other Important Matters Related to the Situation of the Corporate Group

Mergers

In May 2011, NHI increased its stake in Nomura Land and Building Co., Ltd. (“NLB”) and thereby made it a subsidiary, and through share exchange in July 2011, NLB became a wholly owned subsidiary of NHI. As a result, Nomura Real Estate Holdings, Inc., a subsidiary of NLB, became a consolidated subsidiary of NHI.

II.	Stocks

1.	Total Number of Authorized Shares:	6,000,000,000	shares

The total number of classes of shares authorized to be issued in each class is as follows.

Type	Total Number of Shares Authorized to be Issued in Each Class
Common Stock	6,000,000,000
Class 1 Preferred Stock	200,000,000
Class 2 Preferred Stock	200,000,000
Class 3 Preferred Stock	200,000,000
Class 4 Preferred Stock	200,000,000

2.	Total Number of Issued Shares: Common Stock	3,822,562,601	shares

3.	Number of Shareholders:	477,052

4.	Major Shareholders (Top 10):

Names of Shareholders	Number of Shares Owned and Percentage of Shares Owned
	(in thousand shares)	(%)
Japan Trustee Services Bank, Ltd. (Trust Account)	187,713	5.1
The Master Trust Bank of Japan, Ltd. (Trust Account)	135,436	3.7
SSBT OD 05 Omnibus Account — Treaty Clients	93,365	2.5
State Street Bank and Trust Company	50,926	1.4
The Chase Manhattan Bank, N.A. London S.L. Omnibus Account	47,713	1.3
Japan Trustee Services Bank, Ltd. (Trust Account 9)	37,090	1.0
Japan Trustee Services Bank, Ltd. (Trust Account 4)	34,577	0.9
State Street Bank — West Pension Fund Clients — Exempt	33,413	0.9
Japan Trustee Services Bank, Ltd. (Trust Account 1)	33,268	0.9
Nomura Group Employee’s Stock Ownership Association	33,115	0.9

(Notes)

1:	NHI has 155,753 thousand shares of treasury stock as of March 31, 2012 which is not included in the major shareholders list above.

2:	Figures for Percentage of Shares Owned are calculated excluding treasury stock.

5.	Status of Treasury Stock Repurchase, Disposition and Number of Shares Held in Treasury:

(1)	Repurchased shares

Common Stock	47,842,719	shares
Total Repurchase Amount (in thousands of yen)	8,287,428
Reason for Repurchase
Shares acquired through payment of dividend in kind from a subsidiary Shares acquired through request to purchase from shareholders

(2)	Shares Disposed

Common Stock	9,273,130	shares
Aggregate Amount of Disposition (in thousands of yen)	6,694,839

(3)	Number of Shares Held in Treasury as of March 31, 2012

Common Stock	155,752,988	shares

III.	Stocks Acquisition Rights

1.	Stock Acquisition Rights as of March 31, 2012

Name of Stock Acquisition Rights	Allotment Date	Number of Stock Acquisition Rights	Number of Shares under Stock Acquisition Rights	Period for the Exercise of Stock Acquisition Rights	Exercise Price per Share under Stock Acquisition Rights (yen)
Stock Acquisition Rights No.6	June 3, 2005	112	112,000	From June 4, 2007 to June 3, 2012	1
Stock Acquisition Rights No.8	July 25, 2005	14,798	1,479,800	From July 1, 2007 to June 30, 2012	1,134
Stock Acquisition Rights No.9	April 24, 2006	882	88,200	From April 25, 2008 to April 24, 2013	1
Stock Acquisition Rights No.10	June 12, 2006	2,627	262,700	From June 13, 2008 to June 12, 2013	1
Stock Acquisition Rights No.11	July 14, 2006	17,420	1,742,000	From July 7, 2008 to July 6, 2013	1,763
Stock Acquisition Rights No.12	October 10, 2006	47	4,700	From October 11, 2008 to October 10, 2013	1
Stock Acquisition Rights No.13	April 25, 2007	3,373	337,300	From April 26, 2009 to April 25, 2014	1
Stock Acquisition Rights No.14	June 21, 2007	4,056	405,600	From June 22, 2009 to June 21, 2014	1
Stock Acquisition Rights No.15	August 1, 2007	1,130	113,000	From August 2, 2009 to August 1, 2014	1,909
Stock Acquisition Rights No.16	August 1, 2007	18,200	1,820,000	From August 2, 2009 to August 1, 2014	1,909
Stock Acquisition Rights No.17	August 1, 2007	2,036	203,600	From August 2, 2009 to August 1, 2014	1
Stock Acquisition Rights No.18	October 19, 2007	218	21,800	From October 20, 2009 to October 19, 2014	1
Stock Acquisition Rights No.19	April 23, 2008	6,003	600,300	From April 24, 2010 to April 23, 2015	1
Stock Acquisition Rights No.20	June 23, 2008	733	73,300	From June 24, 2010 to June 23, 2015	1
Stock Acquisition Rights No.21	June 23, 2008	3,468	346,800	From June 24, 2010 to June 23, 2015	1
Stock Acquisition Rights No.22	August 5, 2008	1,100	110,000	From August 6, 2010 to August 5, 2015	1,312
Stock Acquisition Rights No.23	August 5, 2008	18,980	1,898,000	From August 6, 2010 to August 5, 2015	1,312
Stock Acquisition Rights No.24	August 5, 2008	30	3,000	From August 6, 2010 to August 5, 2015	1
Stock Acquisition Rights No.26	November 10, 2008	104	10,400	From November 11, 2010 to November 10, 2015	1
Stock Acquisition Rights No.27	November 10, 2008	141	14,100	From November 11, 2010 to November 10, 2015	1
Stock Acquisition Rights No.28	April 30, 2009	8,513	851,300	From May 1, 2011 to April 30, 2016	1
Stock Acquisition Rights No.29	June 16, 2009	3,061	306,100	From June 17, 2011 to June 16, 2016	1
Stock Acquisition Rights No.30	June 16, 2009	5,771	577,100	From June 17, 2011 to June 16, 2016	1
Stock Acquisition Rights No.31	August 5, 2009	1,760	176,000	From August 6, 2011 to August 5, 2016	745
Stock Acquisition Rights No.32	August 5, 2009	23,235	2,323,500	From August 6, 2011 to August 5, 2016	745
Stock Acquisition Rights No.34	May 18, 2010	22,086	2,208,600	From May 19, 2012 to May 18, 2017	1
Stock Acquisition Rights No.35	May 18, 2010	76,948	7,694,800	From May 19, 2012 to May 18, 2017	1
Stock Acquisition Rights No.36	May 18, 2010	22,118	2,211,800	From May 19, 2013 to May 18, 2017	1
Stock Acquisition Rights No.37	July 28, 2010	296,442	29,644,200	From April 30, 2012 to April 29, 2017	1
Stock Acquisition Rights No.38	July 28, 2010	94,864	9,486,400	From April 30, 2013 to April 29, 2018	1

Name of Stock Acquisition Rights	Allotment Date	Number of Stock Acquisition Rights	Number of Shares under Stock Acquisition Rights	Period for the Exercise of Stock Acquisition Rights	Exercise Price per Share under Stock Acquisition Rights (yen)
Stock Acquisition Rights No.39	November 6, 2010	28,410	2,841,000	From November 16, 2012 to November 15, 2017	481
Stock Acquisition Rights No.40	June 7, 2011	197,496	19,749,600	From May 25, 2012 to May 24, 2018	1
Stock Acquisition Rights No.41	June 7, 2011	196,010	19,601,000	From May 25, 2013 to May 24, 2018	1
Stock Acquisition Rights No.42	June 7, 2011	195,609	19,560,900	From May 25, 2014 to May 24, 2018	1
Stock Acquisition Rights No.43	November 16, 2011	28,510	2,851,000	From November 16, 2013 to November 15, 2018	302

(Notes)

1:	Stock acquisition rights are issued in conjunction with NHI’s equity-based compensation plan and no payment is required in exchange for stock acquisition rights.

2:	Any transfer of stock acquisition rights is subject to approval by the Board of Directors of NHI.

3:	No stock acquisition rights shall be exercised partially. Grantees who lose their positions as executives or employees due to retirement or other similar reasons before the commencement of the exercise period will, in principle, forfeit their stock acquisition rights.

4:	Number of shares per a stock acquisition right is 1,000 shares of common stock of NHI for Stock Acquisition Rights No.6, and 100 shares of common stock of NHI for Stock Acquisition Rights No.8 to No.43.

5:	Number of stock acquisition rights and number of shares under stock acquisition rights are as of March 31, 2012.

6:	Stock Acquisition Rights No.6, No.8 to No.14, No.16 to No.19, No.21, No.23, No.27, No.28, No.30, No.32, No.35 and No.36 were issued in accordance with the approval of “issuance under especially favorable conditions” at the Annual Meeting of Shareholders.

7:	Stock Acquisition Rights No.1 to No.5, No.7, No.25 and No.33 were all extinguished by exercise, forfeiture as referred to in Note 3 above, or expiration of exercise period.

2.	Stock Acquisition Rights Held by the Directors and Executive Officers of NHI as of the end of the fiscal year

Name of Stock Acquisition Rights	Directors and Executive Officers (excluding Outside Directors)		Outside Directors
	Number of Stock Acquisition Rights	Number of Holders	Number of Stock Acquisition Rights	Number of Holders
Stock Acquisition Rights No.6	10	1	—	—
Stock Acquisition Rights No.8	660	5	40	1
Stock Acquisition Rights No.10	103	1	—	—
Stock Acquisition Rights No.11	480	6	20	1
Stock Acquisition Rights No.14	91	1	30	1
Stock Acquisition Rights No.15	100	1	20	1
Stock Acquisition Rights No.16	380	5	—	—
Stock Acquisition Rights No.20	—	—	30	1
Stock Acquisition Rights No.21	79	1	—	—
Stock Acquisition Rights No.22	200	2	60	3
Stock Acquisition Rights No.23	300	4	—	—
Stock Acquisition Rights No.24	—	—	30	1
Stock Acquisition Rights No.28	1,627	1	—	—
Stock Acquisition Rights No.29	200	1	90	3
Stock Acquisition Rights No.30	430	2	—	—
Stock Acquisition Rights No.31	300	3	60	3
Stock Acquisition Rights No.32	200	3	—	—
Stock Acquisition Rights No.34	10,283	3	—	—
Stock Acquisition Rights No.35	2,712	4	—	—
Stock Acquisition Rights No.36	485	1	—	—
Stock Acquisition Rights No.40	4,485	7	—	—
Stock Acquisition Rights No.41	4,483	7	—	—
Stock Acquisition Rights No.42	4,481	7	—	—

(Note)

Number of stock acquisition rights is as of March 31, 2012.

3.	Stock Acquisition Rights Issued to the Employees and Others during the fiscal year ended March 31, 2012

Name of Stock Acquisition Rights	Employees (excluding employees who are concurrently serving as Directors/Executive Officers of NHI)		Executives and Employees in subsidiary companies (excluding those who are concurrently serving as Employees and Directors/Executive Officers of NHI)
	Number of Stock Acquisition Rights	Number of Holders	Number of Stock Acquisition Rights	Number of Holders
Stock Acquisition Rights No.40	16,747	21	187,495	726
Stock Acquisition Rights No.41	16,743	21	186,006	726
Stock Acquisition Rights No.42	16,735	21	185,588	725
Stock Acquisition Rights No.43	—	—	28,580	1,138

(Note)

Number of stock acquisition rights is as of each allotment date.

4.	Other Significant Matters concerning Stock Acquisition Rights

On May 16, 2012, NHI passed a resolution to issue Stock Acquisition Rights No. 44 through Stock Acquisition Rights No. 50 as equity-based compensation to executives and employees of NHI as well as executives and employees of subsidiaries of NHI. The allotment date was set for June 5, 2012. A total of 594,656 stock acquisition rights were granted, and the number of shares of common stock under the stock acquisition rights is expected to be 59,465,600 shares. The exercise price of the stock acquisition rights was set at one (1) yen per share.

IV.	Management

1.	Directors

Position	Name	Responsibilities	Significant Concurrent Positions

Chairman of the Board of Directors	Nobuyuki Koga	Chairman of the Nomination Committee Chairman of the Compensation Committee	President of Kanagawa Kaihatsu Kanko Co., Ltd. Director and Chairman of the Board of Nomura Securities Co., Ltd.

Director	Kenichi Watanabe	Representative Executive Officer	Director and President of Nomura Securities Co., Ltd.

Director	Takumi Shibata	Representative Executive Officer	Director and Deputy President of Nomura Securities Co., Ltd.

Director (Outside)	Masahiro Sakane	Member of the Nomination Committee Member of the Compensation Committee	Chairman of Komatsu Ltd. Outside Director of Tokyo Electron Limited Outside Director of ASAHI GLASS Co., Ltd. Outside Director of Nomura Securities Co., Ltd.*

Director (Outside)	Toshinori Kanemoto	Member of the Nomination Committee Member of the Compensation Committee	Of-Counsel of City-Yuwa Partners Outside Statutory Auditor of Kameda Seika Co., Ltd. Outside Director of Nomura Securities Co., Ltd.*

Position	Name	Responsibilities	Significant Concurrent Positions

Director (Outside)	Haruo Tsuji	Chairman of the Audit Committee	Corporate Advisor of Sharp Corporation Outside Director of Kobayashi Pharmaceutical Co., Ltd. Outside Director of SEIREN Co., Ltd. Outside Director of Nomura Securities Co., Ltd. *

Director (Outside)	Tsuguoki Fujinuma	Member of the Audit Committee

Outside Director of Tokyo Stock Exchange Group, Inc.

Governor of Tokyo Stock Exchange Regulation

Outside Statutory Auditor of Sumitomo Corporation

Outside Statutory Auditor of Takeda Pharmaceutical Company Limited

Outside Director of Sumitomo Life Insurance Company

Outside Statutory Auditor of Seven & i Holdings Co., Ltd.

Outside Director of Nomura Securities Co., Ltd. *

Director	Masanori Itatani	Member of the Audit Committee	Director of Nomura Securities Co., Ltd.

Director	Masanori Nishimatsu	Audit Mission Director	Outside Director of Nomura Asset Management Co., Ltd. Outside Director of The Nomura Trust & Banking Co., Ltd.

Director (Outside)	Takao Kusakari		Corporate Advisor of NYK Line Outside Statutory Auditor of Nippon Steel Corporation Outside Director of Nomura Securities Co., Ltd.*

Director (Outside)	Colin Marshall		Non-Executive Director of Pirelli UK Limited Non-Executive Director of Nomura Europe Holdings plc* Non-Executive Director of Nomura International plc*

Director (Outside)	Clara Furse

Non-Executive Director of Legal & General Group plc

Non-Executive Director of Amadeus IT Holding SA

Non-Executive Director of UK Department for Work and Pensions

Non-Executive Director of Nomura Europe Holdings plc*

Non-Executive Director of Nomura International plc*

Director (Outside)	Michael Lim Choo San		Chairman of the Land Transport Authority of Singapore Non-Executive Chairman of Nomura Singapore Ltd.* Non-Executive Director of Nomura Asia Holding N.V.*

Director	David Benson		Director of Nomura Europe Holdings plc Director of Nomura International plc

(Notes)

1:	Directors Masahiro Sakane, Toshinori Kanemoto, Haruo Tsuji, Tsuguoki Fujinuma, Takao Kusakari, Colin Marshall, Clara Furse and Michael Lim Choo San satisfy the requirements for Outside Directors respectively stipulated in Article 2, Item 15 of the Companies Act and the requirements for Independent Directors as specified in Article 436-2 of Securities Listing Regulations of Tokyo Stock Exchange, Inc.

2:	Director Tsuguoki Fujinuma, a member of the Audit Committee, is a certified public accountant with considerable expertise in financial and accounting related matters.

3:	Among the significant concurrent positions of the Outside Directors, companies with “*” are wholly-owned subsidiaries (including indirect ownership) of NHI, and there are no special relationships between other companies in which Outside Directors hold posts and NHI.

4:

Nobuyuki Koga, Toshinori Kanemoto, Takao Kusakari, Michael Lim Choo San and David Benson were newly elected and appointed as Directors at the 107th annual meeting of shareholders held on June 28, 2011.

5:	Director Kenichi Watanabe resigned as Director and President of Nomura Securities Co., Ltd., and Director Takumi Shibata resigned as Director and Deputy President of Nomura Securities Co., Ltd. as of March 31, 2012.

2.	Matters Relating to Outside Directors

Status of Activities of Outside Directors

Name	Status of Principal Activities

Masahiro Sakane

Attended 9 of the 10 meetings of Board of Directors, all 2 meetings of the Nomination Committee and all 4 meetings of the Compensation Committee held during the fiscal year and contributed comments based on his rich knowledge and experience as a corporate manager for many years.

Toshinori Kanemoto

Attended all 8 meetings of the Board of Directors, 1 meeting of the Nomination Committee, and 2 meetings of the Compensation Committee held during the fiscal year since his appointment to office and contributed comments based on his rich knowledge and experience as an attorney with sophisticated expertise in his field.

Haruo Tsuji

Attended all 10 meetings of the Board of Directors and all 24 meetings of the Audit Committee held during the fiscal year and contributed comments based on his rich knowledge and experience as a corporate manager for many years. As chairman of the Audit Committee, he reported to the Board of Directors on the status of activities by the Audit Committee and its audit-related findings.

Tsuguoki Fujinuma

Attended all 10 meetings of the Board of Directors and all 24 meetings of the Audit Committee held during the fiscal year and contributed comments based on his extensive knowledge of international accounting standards as a financial expert.

Takao Kusakari

Attended all 8 meetings of the Board of Directors held during the fiscal year since his appointment to office and contributed comments based on his rich knowledge and experience as a corporate manager for many years.

Colin Marshall

Attended 5 of the 10 meetings of the Board of Directors held during the fiscal year and contributed comments based on his rich knowledge and experience as a corporate manager for many years and engaging his experience in managing British Airways and other companies.

Clara Furse

Attended all 10 meetings of the Board of Directors held during the fiscal year and contributed comments based on her rich knowledge and experience in the financial business and engaging her experience in managing the London Stock Exchange.

Michael Lim Choo San

Attended all 8 meetings of the Board of Directors held during the fiscal year since his appointment to office and contributed comments based on his extensive knowledge of international accounting standards as a financial expert.

Overview of the content of Limitation of Liability Agreement

NHI has entered into agreements with all eight Outside Directors that limit their liabilities to NHI under Article 423, Paragraph 1 of the Companies Act. The liability under the agreement is limited up to the higher of 20 million yen or the amount prescribed by laws and ordinances.

3.	Executive Officers

Position	Name	Responsibilities	Significant Concurrent Positions

Representative Executive Officer	Kenichi Watanabe	Group Chief Executive Officer (Group CEO)	See “1. Directors”

Representative Executive Officer	Takumi Shibata	Group Chief Operating Officer (Group COO) Wholesale Chairman & CEO	See “1. Directors”

Executive Managing Director	Hitoshi Tada	Retail CEO	Deputy President of Nomura Securities Co., Ltd.

Executive Managing Director	Toshihiro Iwasaki	Asset Management CEO	Director and Chairman & CEO of Nomura Asset Management Co., Ltd.

Executive Managing Director	Junko Nakagawa	Chief Financial Officer (CFO)	Executive Managing Director of Nomura Securities Co., Ltd.

(Notes)

1:	Representative Executive Officer Kenichi Watanabe and Takumi Shibata are concurrently serving as Directors.

2:	Executive Managing Director Atsushi Yoshikawa resigned as of May 31, 2011 and Toshihiro Iwasaki was appointed as Executive Managing Director as of June 1, 2011.

3:	Executive Managing Director Hitoshi Tada resigned as of March 31, 2012, and Eiji Kutsukake was appointed as Executive Managing Director as of April 1, 2012.

4.	Compensation paid to Directors and Executive Officers

		Millions of yen
	Number of People (1)	Basic Compensation (2)	Bonus	Total Amount Paid
Directors	15	362	—	362
(Outside Directors)	(10)	(170)	—	(170)
Executive Officers	6	378	—	378
Total	21	740	—	740

(Notes)

1:	The numbers of people above include 3 Directors (including 2 Outside Directors) and 1 Executive Officer who resigned in May and June 2011. There were 14 Directors and 5 Executive Officers as of March 31, 2012, of which 2 Directors were concurrently serving as Executive Officers. Their compensation is included in that of Executive Officers.

2:	Basic compensation of 740 million yen includes other compensation (commuter pass allowance) of one million yen that has been provided.

3:	In addition to the amount above: (1) stock options and supplemental deferral plans have been granted during the year ended 31 March 2012 and in the past. 214 million yen for Directors (including 1 million yen for Outside Directors) and 587 million yen for Executive Officers were recognized as expense in the financial statements for the year ended March 31, 2012; and (2) subsidiaries of NHI paid 138 million yen to Outside Directors as compensation etc. for their directorship at those subsidiaries for the year ended March 31, 2012.

5.	Matters relating to Individual Directors and Executive Officers’ Compensation Determined by Compensation Committee

(1) Method of Determining Compensation Policies

As NHI is organized under the Committee System, the Compensation Committee has set the “Compensation Policy of Nomura Group” and “Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc.”

(2) Compensation Policy of Nomura Group

The “Compensation Policy of Nomura Group” is as follows:

Nomura Group is establishing its status firmly as a globally competitive financial services group. To support this, we recognize that our people are our most valuable asset. We have therefore developed our Compensation Policy for both executives and employees of Nomura Group to ensure we attract, retain, motivate and develop talent that enables us to achieve sustainable growth, realize a long-term increase in shareholder value, deliver client excellence, compete in a global market and enhance our reputation.

Our Compensation Policy is based around six key themes:

1)	Align with Nomura Values and Strategies

•	Compensation is designed to support delivery against the broader strategic aims of the Group.

•	Levels and structures of compensation reflect the needs of each business line and allow the Group to effectively compete for key talent in the market.

•	We develop our staff to support the Nomura values.

2)	Reflect Firm, Division and Individual Performance

•	“Pay for Performance” is our fundamental principle to motivate and reward our key talent regardless of personal background.

•

We manage compensation on a firm-wide basis, taking into account the performance of the Group and supporting our ethos of sustainable growth, collaboration and client service. This enables us to manage strategic investments and still operate market-competitive compensation practices.

•	An individual’s compensation is determined by properly reflecting the Group, division and individual performance, ensuring that it is aligned with both the business strategy and market considerations.

•	Individual compensation award decisions are underpinned by valid and rigorous performance management processes and supporting systems.

3)	Establish Appropriate Performance Measurement with a Focus on Risk

•	Compensation is not determined by reference solely to revenues. Risk-adjusted profits are being emphasized in Nomura’s management information and performance systems and processes.

•	In addition, qualitative factors such as cross-divisional collaboration, risk management, alignment with organizational values, and compliance are stressed when evaluating performance.

•	Performance measurement reflects the business needs, taking account of risk associated with each business. Such risk includes market, credit, operational, and liquidity risk among others.

•	In assessing and measuring risk for compensation, input and advice is received from the risk management and finance divisions.

4)	Align Employee and Shareholder Interests

•	Compensation of Group executives and higher paid employees should reflect the achievement of targets which are in line with the creation of shareholder value.

•

For higher paid executives and employees, a part of their compensation is delivered in equity linked awards with appropriate vesting periods to ensure that their interests are closely aligned with those of shareholders.

5)	Appropriate Compensation Structures

•	The compensation structure reflects our desire to grow and develop our talent. It is merit based, reflecting performance and is regularly reviewed to ensure its fairness.

•	For higher paid executives and employees, a significant portion of compensation is deferred, balancing short-term interests with longer-term stewardship of the Group.

•	Deferred compensation should be subject to forfeiture or “clawback” in the event of a material restatement of earnings or other significant harm to the business of Nomura.

•

The percentage of deferral increases as an employee’s total compensation increases. A part of deferred compensation is delivered in mid/long-term incentive plans, such as equity linked awards with appropriate vesting periods.

•	Guarantees of bonus/compensation should be allowed only in limited circumstances such as new hiring or strategic business needs, and multi-year guarantees should not be used as a matter of course.

•	There should be no special or expensive retirement/severance guarantees for senior executives.

•	Nomura will respect all areas in which it operates and will seek to ensure pay structures reflect the needs of the organization as well as regulatory and government bodies.

6)	Ensure Robust Governance and Control Processes

•	This Policy and any change hereof must be approved by Nomura Holdings’ Compensation Committee, a majority of which consists of non-executive outside directors.

•	The Compensation Committee of Nomura Holdings decides individual amounts as well as compensation policy for Directors and Executive Officers of Nomura Holdings, in line with this Policy.

•

Globally, we institute a review and authorization policy for senior or high-level contracts ensuring consistency with this Policy. This is administered by Human Resources, involves Finance, Risk Management and Regional Compensation Committees and is reviewed by the Executive Managing Board.

•	Compensation for employees of risk management and compliance functions is determined independently of other business divisions.

•	The Compensation Committee uses market and specialist advisory groups to advise on appropriate compensation structures and levels as necessary.

(3) Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc.

“Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc.” is as follows:

Compensation of Directors and Executive Officers is composed of base salary, cash bonus and long-term incentive plans.

1)	Base Salary

•	Base salary is determined based on factors such as professional background, career history, responsibilities and compensation standards of related business fields.

•

A portion of base salary may be paid in equity linked awards with appropriate vesting periods to ensure that medium to long-term interests of Directors and Executive Officers are closely aligned with those of shareholders.

2)	Cash Bonus

•

Cash bonuses of Directors and Executive Officers are determined by taking into account both quantitative and qualitative factors. Quantitative factors include performance of the Group and the division. Qualitative factors include achievement of individual goals and subjective assessment of individual contribution.

•

Depending on the level of bonus payment, a portion of payment in cash may be deferred. In addition, a portion of deferred bonus may be paid in equity linked awards with appropriate vesting periods in lieu of cash to ensure that medium to long-term interests of Directors and Executive Officers are closely aligned with those of shareholders. Such deferred bonus may be unpaid or forfeited under specific circumstances.

3)	Long-term Incentive Plan

•	Long-term incentive plans may be awarded to Directors and Executive Officers, depending on their individual responsibilities and performance.

•

Payments under long-term incentive plans are made when a certain degree of achievements are accomplished. Payments are made in equity linked awards with appropriate vesting periods to ensure that medium to long-term interests of Directors and Executive Officers are closely aligned with those of shareholders.

V.	Matters Relating to Independent Auditor

1.	Name: Ernst & Young ShinNihon LLC

2.	Audit Fees

Item	Amount
(1) Audit fees	766 million yen
(2) Total amount of cash and other financial benefits payable by the NHI and its subsidiaries to the Independent Auditor	1,465 million yen

(Notes)

1.	The audit contract between NHI and the Independent Auditor does not separate the audit fees based on the Companies Act and the Financial Instruments and Exchange Act. Since the audit fees based on the Companies Act and the Financial Instruments and Exchange Act could not be substantively separated, the amount of audit fees above includes the audit fees based on the Financial Instruments and Exchange Act.

2.	In addition to the services pursuant to the Article 2, Paragraph 1 of the Certified Public Accountant Act, the NHI and its subsidiaries pay compensation to the Independent Auditor with respect to verification services on compliance with the segregation of customers’ assets requirements etc.

3.	Significant overseas subsidiaries of NHI are subject to audit (pursuant to the Companies Act or the Financial Instruments and Exchange Act and other equivalent foreign regulations) by certified public accountants or auditing firms (who hold equivalent qualifications in foreign countries) other than the NHI’s Independent Auditor.

3.	Dismissal or Non-Reappointment Policy

(1)	The Audit Committee shall dismiss the Independent Auditor in cases where the committee determines that any of the items stipulated under Article 340, Paragraph 1 of the Companies Act applies to the Independent Auditor.

(2)	In cases where the Audit Committee determines that the Independent Auditor has issues in terms of the fairness of its auditing, or that a more appropriate audit structure needs to be built, the committee shall place the dismissal or non-reappointment of the Independent Auditor on the agenda to be deliberated at the annual meeting of shareholders.

VI.	Resolution of Structures for Ensuring the Appropriate Operation of Nomura Holdings, Inc.

The resolution of the Board of Directors regarding to Structures for Ensuring the Appropriate Operations of Nomura Holdings, Inc. has been made as follows:

I.	Matters to be Necessary for the Business Execution of the Audit Committee

The Audit Committee shall enforce its powers prescribed by laws and regulations to audit the legality, adequacy and efficiency of business execution by Executive Officers by use of the Independent Auditor, other auditing firms and internal staff to ensure appropriate business conduct by the Nomura Group.

A.	Directors and Employees to be Responsible for Supporting the Audit Committee

(1)	Directors responsible for supporting the Audit Committee and their independence from Executive Officers

(a)	In order to support audit by the Audit Committee and effectively supervise the business execution by the Directors appointed by the Board of Directors and the Executive Officers, the Board of Directors shall appoint a Director, not currently assuming the position of Executive Officer, as “Audit Mission Director.”

(b)	Audit Mission Directors shall perform the duties as set out in Regulations of the Audit Committee of Nomura Holdings, Inc. in accordance with the instructions by the Audit Committee or a member of the Audit Committee designated by the Audit Committee.

(2)	Employees responsible for supporting the Audit Committee and their independence from Executive Officers

(a)	In order to support the audit by the Audit Committee, NHI shall establish an Office of the Audit Committee including five or more employees, including a Managing Director.

(b)	The Audit Committee or a member of the Audit Committee designated by the Audit Committee shall evaluate employees of the Office of the Audit Committee. NHI shall obtain consent regarding the recruit, transfer or punishment of the employees of the Office of the Audit Committee from the Audit Committee or a member of the Audit Committee designated by the Audit Committee.

B.	Structure of Reporting on Business Execution

(1)	Executive Officers shall report on the status of business execution not less frequently than quarterly. In this case, the Executive Officers may delegate such reports to other Executive Officers.

(2)	In the event that Directors, Executive Officers and Senior Managing Directors find any fact in the following items, they shall report immediately to any member of the Audit Committee or any Audit Mission Director. The Audit Mission Director shall report to any member of the Audit Committee immediately upon receiving such reports:

i)	any legal or financial problems that may have a material impact on the business or financial conditions of Nomura Group; and

ii)	any order from any regulatory authority or other facts that may cause Nomura Group to incur a material loss.

(3)	In the event that Executive Officers, Senior Managing Directors or employees are requested to report on business execution by a member of the Audit Committee designated by the Audit Committee or any Audit Mission Director, they shall immediately report on such matters.

C.	Other Structures to Ensure the Effectiveness of the Audit by the Audit Committee

(1)	The Audit Committee shall audit matters other than those relating to accounting in financial reports, financial statements (including financial statements in Form 20-F submitted to the U.S. Securities and Exchange Commission) excluding the accounting section, and business reports (including their supplementary schedules) in accordance with laws and regulations and procedures established by the Audit Committee.

(2)	The Audit Committee shall receive the audit report from the Independent Auditor and other auditing firms that audited financial statements on matters relating to accounting in financial reports and financial statements (including disagreements between Executive Officers and such auditing firms regarding financial reporting) and determine whether the method and result of the audit are appropriate.

(3)	The Audit Committee may request Executive Officers, Senior Managing Directors, Independent Auditor or other auditing firms that audited financial statements to explain important issues that arose with regard to preparing financial reports, business reports and financial statements (including matters concerning election or application of material accounting policies and internal control over financial reporting).

(4)	The Audit Committee may engage attorneys, certified public accountants, consultants or other outside advisors as deemed necessary.

II.	Structure for Ensuring Business Execution by Executive Officers in accordance with Laws, Regulations and Articles of Incorporation and others in relation to Maintaining Structure for Ensuring Appropriate Business

A.	Structure for Ensuring Appropriate Business Execution by Executive Officers

(1)	Executive Officers promote lawful management in accordance with laws, regulations and Articles of Incorporation, swearing an oath to comply with Code of Ethics of Nomura Group.

(2)	Executive Officers shall strive to maintain compliance at each company within Nomura Group. Executive Officers shall report to any member of the Audit Committee or any Audit Mission Director and to the Executive Management Board in the event that the Executive Officers find any material illegal activities or other important matters regarding compliance at a company within Nomura Group. Executive Management Board shall discuss such matters and, if necessary, based on the results of the discussion, recommend the company to take appropriate measures.

B.	Structure for Retention and Maintenance of Information regarding the Business Execution by Executive Officers

Executive Officers shall retain minutes, documents regarding request for managerial decisions, contracts, financial reports and other material documents (including their electronic records) and the relevant materials for not shorter than ten years and maintain the access to such documents if necessary.

C.	Structure for Regulations and others regarding Management of Risk Loss

(1)	Executive Officers shall acknowledge the importance of classification, evaluation, monitoring and management of market risk, credit risk, event risk, liquidity risk, operational risk and legal risk relating to the execution of Nomura Group’s business and establish the structure for control and management of such risks at each company of Nomura Group.

(2)	Executive Officers shall report to the Group Integrated Risk Management Committee the status of risk management systems at each company within Nomura Group. Group Integrated Risk Management shall analyze the enterprise risk management status of the entire Nomura Group based on the report and take appropriate measures to establish the most suitable risk management system for the business.

D.	Structure for Ensuring the Effectiveness of Business Execution by Executive Officers

(1)	Executive Officers shall determine Nomura Group’s management strategy and business operation, and execute their business in accordance with the management organization and allocation of business duties determined by the Board of Directors.

(2)	The matters that are delegated to Executive Officers by the Board of Directors shall be determined by the following organizations or procedures:

(a)	Executive Management Board: Important matters concerning management strategy, allocation of capital resources and management of Nomura Group;

(b)	Group Integrated Risk Management Committee: Important matters concerning enterprise risk management of Nomura Group

(c)	Global Risk Management Committee: Important matters concerning market and credit risk management of Nomura Group

(d)	Internal Controls Committee: Matters concerning internal control and procedures and promotion of proper corporate behavior within Nomura Group; or

(e)	Documents regarding requests for managerial decisions: Matters other than (a), (b), (c) and (d) above.

(3)	The Executive Management Board shall determine or revise the necessary allocation of capital resources based on the business plan and budget application of each division and regional area to ensure the effective management of Nomura Group.

E.	Structure for Ensuring Business Execution by Employees in accordance with Laws, Regulations and Articles of Incorporation

(1)	Executive Officers shall disseminate Code of Ethics of Nomura Group to Senior Managing Directors and employees, and ensure their compliance with the Code.

(2)	Executive Officers shall determine the allocation of business duties of each Senior Managing Director and employee, clarify their responsibility and authority to establish structures for business execution responsibility.

(3)	In order to respond to matters regarding any questionable conduct with respect to social ethics or social justice, and in order to ensure business efforts are made by employees based on a law-abiding spirit and social common sense, NHI shall establish Compliance Officers in each company within Nomura Group, promoting business execution in accordance with laws and regulations.

F.	Structure for Ensuring Appropriate Business in Nomura Group

(1)	Audit System within Nomura Group

(a)	The Audit Committee shall audit the legality, adequacy and efficiency of the business of Nomura Group in coordination, as necessary, with the Audit Committee of its subsidiaries.

(b)	A member of the Audit Committee designated by the Audit Committee shall investigate NHI or its subsidiaries through, as necessary, himself/herself, other members of the Audit Committee or the Audit Mission Director.

(2)	Internal Audit System

(a)	Executive Officers or Senior Managing Directors shall establish a department in charge of internal audit and implement an internal audit program that will help ensure effective and adequate internal control and procedures regarding the entire business of Nomura Group.

(b)	The Internal Controls Committee shall discuss or determine basic matters concerning internal control and procedures at each company within Nomura Group, the annual internal audit plan and the status of internal audit and its results.

(c)	Executive Officers or Senior Managing Directors shall report on the status of internal audit in Nomura Group and its results to the Internal Controls Committee not less frequently than quarterly.

(d)	Any member of the Audit Committee may recommend that Executive Officers or Senior Managing Directors (i) change the internal audit plan, (ii) implement additional audit procedures, (iii) establish an improvement plan regarding the annual internal audit plan, the status of internal audit and its results.

(3)	Compliance Hotline

(a)	Executive Officers or Senior Managing Directors shall establish a “Compliance Hotline” as a tool that employees may use to report questionable conduct from the view point of compliance directly to the personnel appointed by the Board of Directors.

(b)	NHI shall permit anonymous submission from employees regarding accounting or auditing matters of questionable conduct from the viewpoint of compliance.

(c)	NHI shall have its consolidated private investees in the merchant banking business which establish whistle-blowing procedures. The foregoing may not be applied to a private investee that is deemed to have minor effect on Nomura Group in terms of its financial condition, reputation and corporate social responsibilities.

Note: Monetary values and number of shares stated in this report are rounded up or down to the nearest unit of disclosure.

Consolidated Balance Sheet (As of March 31, 2012)

		(Millions of yen)
ASSETS
Cash and cash deposits:		1,953,677
Cash and cash equivalents		1,070,520
Time deposits		653,462
Deposits with stock exchanges and other segregated cash		229,695
Loans and receivables:		2,211,423
Loans receivable		1,293,372
Receivables from customers		58,310
Receivables from other than customers		864,629
Allowance for doubtful accounts		(4,888)
Collateralized agreements:		13,742,646
Securities purchased under agreements to resell		7,662,748
Securities borrowed		6,079,898
Trading assets and private equity investments:		14,123,594
Trading assets		13,921,639
Private equity investments		201,955
Other assets:		3,665,972
Office buildings, land, equipment and facilities
(net of accumulated depreciation and amortization of 355,804 million yen)		1,045,950
Non-trading debt securities		862,758
Investments in equity securities		88,187
Investments in and advances to affiliated companies		193,954
Other		1,475,123

Total assets		35,697,312

LIABILITIES
Short-term borrowings		1,185,613
Payables and deposits:		2,437,370
Payables to customers		764,857
Payables to other than customers		767,860
Deposits received at banks		904,653
Collateralized financing:		12,519,274
Securities sold under agreements to repurchase		9,928,293
Securities loaned		1,700,029
Other secured borrowings		890,952
Trading liabilities		7,495,177
Other liabilities		1,165,901
Long-term borrowings		8,504,840

Total liabilities		33,308,175

Commitments and contingencies
EQUITY
Common stock		594,493
Authorized	– 6,000,000,000 shares
Issued	– 3,822,562,601 shares
Outstanding	– 3,663,483,895 shares
Additional paid-in capital		698,771
Retained earnings		1,058,945
Accumulated other comprehensive income (loss)		(145,149)
Common stock held in treasury, at cost – 159,078,706 shares		(99,819)
Total Nomura Holdings, Inc. shareholders’ equity		2,107,241
Noncontrolling interests		281,896

Total equity		2,389,137

Total liabilities and equity		35,697,312

Consolidated Statement of Income (April 1, 2011 — March 31, 2012)

(Millions of Yen)
Commissions	347,135
Fees from investment banking	59,638
Asset management and portfolio service fees	144,251
Net gain on trading	272,557
Gain on private equity investments	25,098
Interest and dividends	435,890
Loss on investments in equity securities	4,005
Other	563,186

Total revenue	1,851,760

Interest expense	315,901

Net revenue	1,535,859

Compensation and benefits	534,648
Commissions and floor brokerage	93,500
Information processing and communications	177,148
Occupancy and related depreciation	100,891
Business development expenses	48,488
Other	496,227

Non-interest expenses	1,450,902

Income before income taxes	84,957
Income tax expense	58,903

Net income	26,054
Less: Net income attributable to noncontrolling interests	14,471

Net income attributable to Nomura Holdings Inc. shareholders	11,583

Consolidated Statement of Changes in Equity

(April 1, 2011 — March 31, 2012)

(Millions of Yen)
Common Stock
Balance at beginning of year	594,493

Balance at end of year	594,493

Additional paid-in capital
Balance at beginning of year	646,315
Issuance of common stock	30,356
Gain on sales of treasury stock	719
Issuance and exercise of common stock options	19,466
Purchase / sale (disposition) of subsidiary shares, etc., net	1,915

Balance at end of year	698,771

Retained earnings
Balance at beginning of year	1,069,334
Net income attributable to Nomura Holdings Inc.’s shareholders	11,583
Cash dividends	(21,972)

Balance at end of year	1,058,945

Accumulated other comprehensive income (loss):
Cumulative translation adjustments
Balance at beginning of year	(97,426)
Net change during the year	(13,226)

Balance at end of year	(110,652)
Defined benefit pension plans
Balance at beginning of year	(32,270)
Pension liability adjustment	(2,862)

Balance at end of year	(35,132)
Non-trading securities
Balance at beginning of year	—
Unrealized gain on non-trading securities	635

Balance at end of period	635

Balance at end of year	(145,149)

Common stock held in treasury
Balance at beginning of year	(97,692)
Repurchases of common stock	(8,944)
Sales of common stock	1
Common stock issued to employees	6,693
Other net change in treasury stock	123

Balance at end of year	(99,819)

Total NHI shareholders’ equity
Balance at end of year	2,107,241

Noncontrolling Interests
Balance at beginning of year	8,882
Cash dividends	(2,760)
Net income attributable to noncontrolling interests	14,471
Accumulated other comprehensive income (loss) attributable to noncontrolling interest
Cumulative translation adjustments	(575)
Unrealized gain on non-trading securities	206
Pension liability adjustment	207
Purchase/sale (disposition) of subsidiary shares, etc., net	271,515
Other net change in noncontrolling interests	(10,050)

Balance at end of year	281,896

Total equity balance at end of year	2,389,137

Report of Independent Auditors

May 14, 2012

The Board of Directors
Nomura Holdings, Inc.	Ernst & Young ShinNihon LLC

Tadayuki Matsushige Certified Public Accountant Designated and Engagement Partner

Hiroki Matsumura Certified Public Accountant Designated and Engagement Partner

Yuichiro Sakurai Certified Public Accountant Designated and Engagement Partner

Junko Kamei Certified Public Accountant Designated and Engagement Partner

Pursuant to Article 444, Section 4 of the Companies Act, we have audited the accompanying consolidated financial statements, which comprise the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in equity and the notes to the consolidated financial statements of Nomura Holdings, Inc. applicable to the fiscal year from April 1, 2011 through March 31, 2012.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America with certain disclosure items omitted pursuant to the second sentence of Article 120-2, section 1 of the Ordinance on Accounting of Companies, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America with certain disclosure items omitted pursuant to the second sentence of Article 120-2, section 1 of the Ordinance on Accounting of Companies referred to above present fairly, in all material respects, the financial position and results of operations of Nomura Holdings, Inc. and its consolidated subsidiaries, applicable to the fiscal year ended March 31, 2012.

Conflicts of Interest

We have no interest in Nomura Holdings, Inc. which should be disclosed in compliance with the Certified Public Accountants Act.

(Note)

This is an English translation of the Japanese language Report of Independent Auditors issued by Ernst & Young ShinNihon LLC in connection with the audit of the consolidated financial statements of Nomura Holdings, Inc., prepared in Japanese, for the year ended March 31, 2012. Ernst & Young ShinNihon LLC have not audited the English language version of the consolidated financial statements for the above-mentioned year.

Report of the Audit Committee on the Consolidated Financial Statements

REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

The Audit Committee of Nomura Holdings, Inc. (the “Company”) has audited the Company’s consolidated financial statements (the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in equity and the notes to the consolidated financial statements) applicable to the 108th fiscal year (from April 1, 2011 to March 31, 2012) and, based on the method, details and result of the audit, we hereby report as follows:

1.	METHOD AND DETAILS OF THE AUDIT

In accordance with the auditing principles and assignment of duties determined by the Audit Committee, each member of the Audit Committee received the report from the Executive Managing Directors of the Company regarding to the consolidated financial statements of the Company, and asked for the explanations as necessary. In addition, we have monitored and verified whether the Independent Auditor maintained its independent position and implemented appropriate audit, and we received reports from Independent Auditor regarding the status of the performance of its duties and, whenever necessary, asked for explanations. Furthermore, we have been notified by the Independent Auditor that the “Structure for Ensuring Appropriate Operation” (matters set forth in each items prescribed in Article 131 of the Ordinance for Company Calculation) is organized in accordance with the “Quality Control Standards for Audits” (Business Accounting Council, October 28, 2005) and the like, and, when necessary, asked for explanations.

Based on the above methods, we have examined the consolidated financial statements.

2.	RESULT OF THE AUDIT

We acknowledge that both the method and result of the audit by Ernst & Young ShinNihon LLC, the Company’s Independent Auditor, are appropriate.

3.	SUBSEQUENT EVENTS

As referred in III-4. “Other Significant Matters concerning Stock Acquisition Rights” in the Report for the 108th fiscal year, a resolution to issue Stock Acquisition Rights as stock options to executives and employees of the Company as well as executives and employees of subsidiaries of the Company was passed on May 16, 2012.

May 16, 2012	THE AUDIT COMMITTEE OF
NOMURA HOLDINGS, INC.

Haruo Tsuji, Chairman

Tsuguoki Fujinuma

Masanori Itatani

Note:	Messrs. Haruo Tsuji and Tsuguoki Fujinuma are outside directors as stipulated in Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act.

Balance Sheet (As of March 31, 2012)

(Millions of yen)
ASSETS
Current Assets:	2,782,409
Cash and time deposits	6,051
Certificate deposits	7,700
Money held in trust	3,734
Short-term loans receivable	2,697,234
Accounts receivable	17,002
Deferred tax assets	4,291
Others	46,397
Fixed Assets:	2,655,775
Tangible fixed assets:	42,790
Buildings	15,997
Furniture & fixtures	17,954
Land	8,839
Intangible assets:	94,836
Software	94,836
Others	1
Investments and others:	2,518,149
Investment securities	107,825
Investments in subsidiaries and affiliates (at cost)	1,630,214
Other securities of subsidiaries and affiliates	5,867
Long-term loans receivable from subsidiaries and affiliates	591,729
Long-term guarantee deposits	30,530
Deferred tax assets	94,419
Others	57,597
Allowance for doubtful accounts	(32)

Total assets	5,438,184

LIABILITIES
Current Liabilities:	1,069,394
Short-term borrowings	731,419
Bond due within one year	240,071
Collaterals received	46,498
Accrued income taxes	241
Accrued bonuses	610
Others	50,555
Long-term Liabilities:	2,527,391
Bonds payable	1,107,053
Long-term borrowings	1,418,916
Others	1,422

Total liabilities	3,596,785

NET ASSETS
Shareholders’ equity:	1,719,153
Common stock	594,493
Additional paid-in capital:	567,495
Capital reserves	559,676
Other capital reserves	7,819
Retained earnings:	654,261
Retained earnings reserve	81,858
Other retained earnings	572,403
Reserve for specified fixed assets	6
Retained earnings carried forward	572,397
Treasury stock	(97,097)
Valuation and translation adjustments:	71,654
Net unrealized gain on investments	21,603
Deferred gains or loss on hedges	50,051
Stock acquisition rights	50,592

Total net assets	1,841,400

Total liabilities and net assets	5,438,184

Statement of Income (April 1, 2011 – March 31, 2012)

(Millions of yen)
Operating revenue	270,521
Property and equipment fee revenue	105,445
Rent revenue	35,953
Royalty on trademark	16,320
Dividend from subsidiaries and affiliates	52,328
Interest income from loans to subsidiaries and affiliates	34,959
Other financial income	14,914
Others	10,603

Operating expenses	216,159
Compensation and benefits	34,061
Occupancy and equipment costs	47,199
Data processing and office supplies	39,527
Depreciation and amortization	43,220
Taxes	1,401
Others	7,779
Interest expenses	42,972

Operating income	54,362

Non-operating income	3,678
Non-operating expenses	5,514

Ordinary income	52,526

Extraordinary income	18,248
Gain on sales of investment securities	13,763
Gain on capital reduction of subsidiaries and affiliates	3,195
Gain on liquidation of subsidiaries and affiliates	597
Gain on reversal of subscription rights to shares	693

Extraordinary losses	25,879
Loss on sales of investment securities	209
Loss on devaluation of investment securities	2,049
Loss on sales of investments in subsidiaries and affiliates	1,783
Loss on devaluation of investments in subsidiaries and affiliates	20,810
Loss on retirement of fixed assets	1,029

Income before income taxes	44,895

Income taxes - current	3,312

Income taxes - deferred	8,705

Net income	32,879

Statement of Changes in Net Assets (April 1, 2011 - March 31, 2012)

(Millions of yen)
Shareholders’ Equity
Common stock
Balance at beginning of the year	594,493

Balance at end of the year	594,493

Additional paid-in capital
Capital reserve
Balance at beginning of the year	524,197
Change in the year
Increase from share exchange	35,479
Total change in the year	35,479
Balance at end of the year	559,676
Other capital reserve
Balance at beginning of the year	7,384
Change in the year
Disposal of treasury stock	435
Total change in the year	435
Balance at the end of the year	7,819
Total capital reserve
Balance at beginning of the year	531,582
Change in the year
Increase from share exchange	35,479
Disposal of treasury stock	435
Total change in the year	35,914

Balance at end of the year	567,495

Retained earnings
Retained earnings reserve
Balance at beginning of the year	81,858
Balance at end of the year	81,858
Other retained earnings
Reserve for specified fixed assets
Balance at beginning of the year	8
Change in the year
Reversal of reserve for specified fixed assets	(2)
Total change in the year	(2)
Balance at end of the year	6
Retained earnings carried forward
Balance at beginning of the year	568,582
Change in the year
Cash dividends	(29,066)
Reversal of reserve for specified fixed assets	2
Net income	32,879
Total change in the year	3,815
Balance at end of the year	572,397
Total retained earnings
Balance at beginning of the year	650,449
Change in the year
Cash dividends	(29,066)
Net income	32,879
Total change in the year	3,813

Balance at end of the year	654,261

(Millions of yen)
Treasury stock
Balance at beginning of the year	(95,504)
Change in the year
Purchases of treasury stock	(8,287)
Disposal of treasury stock	6,695
Total change in the year	(1,593)

Balance at end of the year	(97,097)

Total shareholders’ equity
Balance at beginning of the year	1,681,019
Change in the year
Increase from share exchange	35,479
Cash dividends	(29,066)
Net income	32,879
Purchases of treasury stock	(8,287)
Disposal of treasury stock	7,130
Total change in the year	38,134

Balance at end of the year	1,719,153

Valuation and translation adjustments
Net unrealized gain on investments
Balance at beginning of the year	22,234
Change in the year
Other-net	(630)
Total change in the year	(630)
Balance at end of the year	21,603
Deferred gains or loss on hedges
Balance at beginning of the year	30,105
Change in the year
Other-net	19,945
Total change in the year	19,945
Balance at end of the year	50,051
Total valuation and translation adjustments
Balance at beginning of the year	52,339
Change in the year
Other-net	19,315
Total change in the year	19,315

Balance at end of the year	71,654

Stock acquisition rights
Balance at beginning of the year	31,536
Change in the year
Other-net	19,056
Total change in the year	19,056

Balance at end of the year	50,592

Total net assets
Balance at beginning of the year	1,764,894
Change in the year
Increase from share exchange	35,479
Cash dividends	(29,066)
Net Income	32,879
Purchases of treasury stock	(8,287)
Disposal of treasury stock	7,130
Other-net	38,371
Total change in the year	76,505

Balance at end of the year	1,841,400

Report of Independent Auditors

May 14, 2012

The Board of Directors
Nomura Holdings, Inc.	Ernst & Young ShinNihon LLC

Tadayuki Matsushige Certified Public Accountant Designated and Engagement Partner

Hiroki Matsumura Certified Public Accountant Designated and Engagement Partner

Yuichiro Sakurai Certified Public Accountant Designated and Engagement Partner

Junko Kamei Certified Public Accountant Designated and Engagement Partner

Pursuant to Article 436, Section 2, Paragraph 1 of the Companies Act, we have audited the accompanying financial statements, which comprise the balance sheet, the statement of income, the statement of changes in net assets, the notes to the financial statements and the related supplementary schedules of Nomura Holdings, Inc. (the “Company”) applicable to the 108th fiscal year from April 1, 2011 through March 31, 2012.

Management’s Responsibility for the Financial Statements and the Related Supplementary Schedules

Management is responsible for the preparation and fair presentation of the financial statements and the related supplementary schedules in accordance with accounting principles generally accepted in Japan, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the financial statements and the related supplementary schedules that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the financial statements and the related supplementary schedules based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the related supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and the related supplementary schedules. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements and the related supplementary schedules, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the financial statements and the related supplementary schedules in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements and the related supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements and the related supplementary schedules referred to above present fairly, in all material respects, the financial position and results of operations of Nomura Holdings, Inc. applicable to the 108th fiscal year ended March 31, 2012 in conformity with accounting principles generally accepted in Japan.

Conflicts of Interest

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

(Note)

This is an English translation of the Japanese language Report of Independent Auditors issued by Ernst & Young ShinNihon LLC in connection with the audit of the financial statements of Nomura Holdings, Inc., prepared in Japanese, for the year ended March 31, 2012. Ernst & Young ShinNihon LLC have not audited the English language version of the financial statements for the above-mentioned year.

Report of the Audit Committee

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of Nomura Holdings, Inc. (the “Company”) audited the execution by the Directors and Executive Officers of the Company of their duties during the 108th fiscal year (from April 1, 2011 to March 31, 2012) and, based on the result of the audit, hereby reports as follows:

1.	METHOD AND DETAILS OF THE AUDIT

Based on the auditing principles and assignment of duties determined by us, with the cooperation of the Company’s departments in charge of internal control, we have investigated the procedure and details of the decision making at the important meetings, reviewed important authorized documents and other material documents regarding to the business execution, investigated the performance of the duties by the Directors, Executive Officers, Senior Managing Directors and others, and investigated the conditions of the businesses and assets of the Company.

With respect to the resolution of the Board of Directors regarding the internal control system as stipulated in Article 416, Paragraph 1, Items 1(ii) and 1(v) of the Companies Act and the status of the establishment and maintenance of the system based on such resolution, we received reports at regular intervals from the Directors, Executive Officers and others, asked for explanations as necessary and provided our opinion. In relation to internal control over financial reporting required under the Financial Instruments and Exchange Act, we have received the report from the Executive Officers and Independent Auditor of the Company regarding to the conditions of the assessment and audit of the Company, and asked for explanations as necessary.

With respect to subsidiaries, we have communicated and exchanged information with the subsidiary company’s Directors, Executive Officers, Senior Managing Directors, members of the Audit Committee and statutory auditors, and when necessary, requested the subsidiaries to report on their business.

Furthermore, we have monitored and verified whether the Independent Auditor maintained its independent position and implemented appropriate audit, and we received reports from the Independent Auditor regarding the status of the performance of its duties and, whenever necessary, asked for explanations. In addition, we have been notified from the Independent Auditor that “Structure for Ensuring Appropriate Operation” (matters set forth in each items prescribed in Article 131 of the Ordinance for Company Calculation) is organized in accordance with the “Quality Control Standards for Audits” (Business Accounting Council, October 28, 2005) and the like, and, when necessary, asked for explanations.

Based on the above methods, we have examined the business report, financial statements (balance sheet, statement of income, statement of changes in net assets and notes to the financial statements) and supplementary schedules for this fiscal year.

2.	RESULT OF THE AUDIT

(1)	Result of the audit

1.	We have found that business report and supplementary schedules fairly present the status of the Company, in conformity with the applicable laws and regulations and the Articles of Incorporation.

2.	In relation to the performance of the duties by the Directors and the Executive Officers, we have found no misconduct or material matter that violates applicable laws and regulations or the Articles of Incorporation.

3.	We have found that the content of the resolution of the Board of Directors regarding the internal control system is adequate. Moreover, we have no remarks to point out on the execution of the duties by the Directors and the Executive Officers regarding status of the establishment and maintenance of the internal control system based on such resolution, including internal control over financial reporting required under the Financial Instruments and Exchange Act.

(2)	Result of Audit of Non-consolidated Financial Statements and Supplementary Schedules

We acknowledge that both the method and result of the audit by Ernst & Young ShinNihon LLC, the Company’s Independent Auditor, are appropriate.

3.	SUBSEQUENT EVENTS

As referred in III-4. “Other Significant Matters concerning Stock Acquisition Rights” in the Report for the 108th fiscal year, a resolution to issue Stock Acquisition Rights as stock options to executives and employees of the Company as well as executives and employees of subsidiaries of the Company was passed on May 16, 2012.

May 16, 2012	THE AUDIT COMMITTEE OF NOMURA HOLDINGS, INC.

Haruo Tsuji, Chairman

Tsuguoki Fujinuma

Masanori Itatani

Note:	Messrs. Haruo Tsuji and Tsuguoki Fujinuma are outside directors as defined in Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act.

Shareholder Notes

Fiscal Year	April 1 to March 31

Number of Shares Constituting One Unit	One Hundred (100)

Record Date for Dividend Payments	September 30, March 31

Meeting of the Shareholders	Held in June

<Special Note Regarding Forward-Looking Statements>

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of our results of operations or financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position expressed or implied by any forward-looking statement in this report.

[English Translation]

Matters available on the website in relation to the Notice of Convocation of the 108th Annual Meeting of Shareholders

(1)	The following section of the business report: VII. Fundamental Policies Regarding the Status of Persons Governing Decisions on the Company’s Financial and Business Policies

(2)	Notes to the consolidated financial statements

(3)	Notes to the financial statements

The above information is made available on the Company’s website at http://www.nomuraholdings.com/investor/shm/ pursuant to relevant laws and Article 25 of the Company’s Articles of Incorporation.

Nomura Holdings, Inc.

1.	The following section of the business report: VII. Fundamental Policies Regarding the Status of Persons Governing Decisions on the Company’s Financial and Business Policies

VII.	Fundamental Policies Regarding the Status of Persons Governing Decisions on the Company’s Financial and Business Policies

As to fundamental policies regarding the Company’s position on a shareholder holding a quantity of shares sufficient to govern decisions on the Company’s management policies, the Company believes that the decision of whether to permit a party to seek ownership of such a volume of shares should ultimately be left to the judgment of the shareholders. Accordingly, the Company has not adopted any takeover defense strategies such as a prior issue of new stock acquisition rights (a rights plan).

In the event of an attempt to take over the Company by parties not beneficial to business value and the common benefit of shareholders, a Corporate Value Enhancement Committee established within the Company shall examine and evaluate the takeover proposal, etc. and after consultation with a council composed of the Company’s outside directors, the Board of Directors shall conduct sufficient deliberations and render a conclusion in regard to the best strategy from the viewpoint of shareholders as to the value of the business and common benefit of the shareholders.

2. Notes to the Consolidated Financial Statements

[Significant Basis of Presentation of Consolidated Financial Statements]

1.	Basis of presentation

The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to Article 120-2, Paragraph 1 of the Ordinance for Company Calculation (Ministry of Justice Ordinance No. 13 of 2006). However, certain disclosures required under U.S. GAAP are omitted pursuant to the same paragraph.

2.	Scope of consolidation and equity method application

The consolidated financial statements include the accounts of the Company and other entities in which it has a controlling financial interest (collectively referred to as “Nomura”). Generally, the ownership of a majority of the voting interest meets the majority of financial control condition, and the Company, therefore, consolidates its wholly-owned and majority-owned subsidiaries. In accordance with ASC 810 “Consolidation”, the Company also consolidates any variable interest entities for which Nomura is a primary beneficiary.

Equity investments in entities in which Nomura has significant influence over operating and financial decisions (generally defined as 20 to 50 percent of the voting stock of a corporate entity, or at least 3 percent of a limited partnership and similar entities) are accounted for under the equity method of accounting and are reported in Other Assets—Investments in and advances to affiliated companies. Nomura does not apply the equity method of accounting for the equity investments that Nomura elected the fair value option under ASC 825 “Financial Instruments” and they are carried at fair value and are reported in Trading assets, Private equity investments, or Other. Nomura elected to apply the fair value option for its investment in Ashikaga Holdings Co., Ltd. representing 47.0% share ownership and it is reported in Private equity investments and Other.

Also, investment companies within the scope of ASC 946 “Financial Services—Investment Companies,” carry all of their investments at fair value, with changes in fair value recognized through earnings, rather than apply the equity method of accounting or consolidation.

[Significant Accounting Policies]

3.	Basis and methods of valuation for securities, derivatives and others

(1)	Trading assets and trading liabilities

Trading assets and trading liabilities, including contractual commitments arising pursuant to derivative transactions, are recorded on the consolidated balance sheet on a trade date basis at fair value. The related gains and losses are recognized currently in income.

(2)	Private equity investments

Private equity investments are carried at fair value. Corresponding changes in the fair value of these investments are recognized currently in income.

(3)	Investments in equity securities

        Investments in equity securities consist of marketable and non-marketable equity securities that have been acquired for operating purposes and other than operating purposes. Investments in equity securities for operating purposes and investments in equity securities for other than operating purposes are included in the other assets section of the consolidated balance sheet in Investments in equity securities and Other, respectively.

Investments in equity securities for operating purposes and for other than operating purposes held by non-trading subsidiaries are recorded at fair value and unrealized gains and losses are recognized currently in income. Changes in fair value of equity securities for other than operating purposes held by the insurance subsidiary are reported within Other comprehensive income (loss) on a net-of-tax basis.

1

(4)	Non trading debt securities

Non-trading debt securities consist of debt securities mainly held by non-trading subsidiaries and the insurance subsidiary. Non-trading debt securities held by the insurance subsidiary are carried at fair value, with changes in fair value reported within Other comprehensive income (loss) on a net-of-tax basis and non-trading debt securities held by non-trading subsidiaries are carried at fair value and unrealized gains and losses are recognized currently in income.

4.	Depreciation and amortization

Depreciation for tangible assets is generally computed by the straight-line method over the estimated useful lives of assets according to general class, type of construction and use. Software is generally amortized by the straight-line method over its estimated useful life. Intangible assets with finite lives are amortized by the straight-line method over the estimated useful lives.

5.	Long-lived assets

ASC 360 “Property, Plant, and Equipment” (“ASC 360”) provides guidance on the financial accounting and reporting for the impairment or disposal of long-lived assets.

In accordance with ASC 360, long-lived assets, excluding goodwill and indefinite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated future undiscounted cash flow is less than the carrying amount of the assets, a loss would be recognized to the extent the carrying value exceeded its fair value.

6.	Goodwill and intangible assets

In accordance with ASC 350 “Intangibles–Goodwill and Other”, goodwill and intangible assets not subject to amortization are reviewed annually, or more frequently in certain circumstances, for impairment.

7.	Basis of allowances

(1)	Allowance for loan losses

Management establishes an allowance for loan losses against these loans not carried at fair value which reflects management’s best estimate of probable losses incurred. The allowance for loan losses comprises a specific component for loans which have been individually evaluated for impairment and a general component for loans which, while not individually evaluated for impairment, have been collectively estimated for impairment based on historical loss experience.

The specific component of the allowance for loan losses reflects probable losses incurred within loans which have been individually evaluated for impairment. Factors considered by management in determining impairment include an assessment of the ability of borrowers to pay by considering various factors such as the nature of the loan, prior loan loss experience, current economic conditions, the current financial situation of the borrower and the fair value of any underlying collateral. The allowance is measured on a loan by loan basis by adjusting the carrying value of the impaired loan to either the present value of expected future cash flows discounted as the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

The general component of the allowance for loan losses for loans not individually evaluated for impairment and includes judgment about collectability based on available information at the balance sheet date, and the uncertainties inherent in those underlying assumptions. The allowance is measured taking into consideration historical loss experience adjusted for qualitative factors such as current economic conditions.

(2)	Accrued pension and severance costs

In accordance with ASC 715 “Compensation–Retirement Benefits”, the funded status of the defined benefit postretirement plan, which is measured as the difference between the fair value of the plan assets and the benefit obligation, is recognized to prepare for the employees’ retirement and severance benefits.

The unrecognized prior service cost is amortized on a straight-line basis over the average remaining service period of active participants.

Actuarial gains and losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets are amortized on a straight-line basis over the average remaining service period of active participants.

2

8.	Hedging activities and derivatives used for non-trading purposes

Nomura’s principal objectives in using derivatives for purposes other than trading are market risk management for certain non-trading liabilities such as issued debt and foreign exchange risk management for certain foreign subsidiaries.

These derivative contracts are linked to specific assets or liabilities and are designated as hedges as they are effective in reducing the risk associated with the exposure being hedged and are highly correlated with changes in the fair value or the foreign exchange of the underlying hedged items. Nomura applies fair value and net investment hedge accounting to these hedging transactions. The relating unrealized profit and losses are recognized together with those of the hedged assets and liabilities as Interest expense or reported within Change in cumulative translation adjustments.

Further, derivatives are also utilized for non-trading purposes to manage equity price risk arising from certain stock-based compensation awards granted to employees and others.

9.	Foreign currency translation

The financial statements of the Company’s subsidiaries are measured using their functional currency which is the currency of the primary economic environment in which the entity operates. All assets and liabilities of subsidiaries which have a functional currency other than Japanese yen are translated into Japanese yen at exchange rates in effect at the balance sheet date; all revenue and expenses are translated at the average exchange rates for the respective years and the resulting translation adjustments are accumulated and reported as Accumulated other comprehensive income (loss). Foreign currency assets and liabilities are translated at exchange rates in effect at the balance sheet date and the resulting translation gains or losses are credited or charged to income.

10.	The Company and its wholly-owned domestic subsidiaries adopt the consolidated tax return system.

11.	Accounting changes

Accounting for repurchase agreements and similar transactions

In April 2011, the FASB issued amendments to ASC 860 “Transfers and Servicing” (“ASC 860”) through issuance of ASU 2011-03 “Reconsideration of Effective Control for Repurchase Agreements” (“ASU 2011-03” which modify the effective control criterion for when repurchase agreements and similar transactions are accounted for as secured financing transactions or sales. When assessing effective control, one of the conditions a transferor had to meet was the ability to repurchase or redeem the financial assets even in the event of default of the transferee. This ability had been demonstrated through obtaining cash or other collateral sufficient to fund substantially all of the cost to purchase replacement assets should the transferee fail to return the transferred asset. These amendments remove this condition and consequently, the level of cash collateral, haircuts and ongoing margining received by the transferor in a repurchase agreement or other similar agreement is now irrelevant in determining if it should be accounted for as a sale.

Nomura adopted ASU 2011-03 from January 1, 2012 and certain Japanese securities lending transactions undertaken after adoption date have been accounted for as secured borrowings rather than sales in these consolidated financial statements as the criteria for derecognition of the transferred financial assets under ASC 860 are no longer met. The amount of securities derecognized from the consolidated balance sheet relating to the transactions executed prior to the adoption of ASU 2011-03 was ¥1,930 million as of March 31, 2012.

Clarifications on impairment testing of goodwill and other intangibles

In December 2010, the FASB issued amendments to ASC 350 “Intangibles—Goodwill and Other” (“ASC 350”) through issuance of ASU 2010-28 “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts” (“ASU 2010-28”). These amendments address questions about determination of the impairment of goodwill in certain narrow circumstances. Under ASC 350, testing for goodwill impairment is a two-step test conducted at a “reporting unit” level. When a goodwill impairment test is performed, a reporting entity must assess whether the carrying amount of a reporting unit exceeds its fair value (Step 1). If it does, a reporting entity must perform an additional test to determine whether goodwill has been impaired and to calculate the amount of that impairment (Step 2). ASU 2010-28 modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts by requiring performance of Step 2 of the test if it is more likely than not that a goodwill impairment exists. Upon adoption of the ASU 2010-28, a reporting entity with a reporting unit that has a carrying amounts that is zero or negative is required to assess whether it is more likely than not that the reporting unit’s goodwill is impaired.

ASU 2010-28 is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2010.

Nomura adopted ASU 2010-28 from April 1, 2011 and they have not had a material impact on these consolidated financial statements.

Revenue recognition of multiple-deliverable revenue arrangements

In October 2009, the FASB issued amendments to ASC 605 “Revenue Recognition” through issuance of ASU 2009-13 “Multiple-Deliverable Revenue Arrangements-a consensus of the FASB Emerging Issues Task Force” (“ASU 2009-13”). These amendments revise the accounting for multiple-deliverable arrangements to enable vendors to account for products or services separately rather than as a combined unit. ASU 2009-13 is effective prospectively from fiscal years beginning on or after June 15, 2010 with early adoption permitted. Nomura adopted these amendments to ASC 605 from April 1, 2011 and they have not had a material impact on these consolidated financial statements.

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[Notes to the Consolidated Balance Sheet]

12.	Assets pledged

Pledged securities that can be sold or re-pledged by the secured party, including Gensaki Repo transactions, included in Trading assets, private equity investments mainly.	4,732,118 million yen

Nomura owned securities and loans receivable, which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or re-pledge them.	3,260,628 million yen

Nomura owned securities and loans receivable, which have been pledged to collateralize borrowing transactions, and pledged for other purposes. (1) (2)	2,285,209 million yen

(1)	The asset balances, which have been pledged as collateral for secured loans from special purpose entities and for transfer dealings in which the control over the asset isn’t relinquished, are included.
(2)	In addition, Nomura re-pledged 166,413 million yen of securities received as collateral and securities borrowed.

13.	Securitization

Nomura utilizes special purpose entities (“SPEs”) to securitize commercial and residential mortgage loans, government agency and corporate bonds and other types of financial assets. Those SPEs are incorporated as stock companies, Tokumei kumiai (silent partnerships), Cayman SPCs or trust accounts. Nomura’s involvement with SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura accounts for the transfer of financial assets in accordance with ASC860 “Transfers and Servicing” (“ASC 860”). This statement requires that Nomura accounts for the transfer of financial assets as a sale when Nomura relinquishes control over the assets. ASC 860 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, and that entity is constrained from pledging or exchanging the assets it receives, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests, and (c) the transferor has not maintained effective control over the transferred assets. Nomura may retain an interest in the financial assets, including residual interests in the SPEs. Any such interests are accounted for at fair value and reported within Trading assets in Nomura’s consolidated balance sheet, with the change in fair value reported within Revenue-net gain (loss) on trading. Fair value for retained interests in securitized financial assets is determined by using observable prices; or in cases where observable prices are not available for certain retained interests, Nomura estimates fair value based on the present value of expected future cash flows using its best estimates of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved. Nomura may also enter into derivative transactions in relation to the assets transferred to an SPE.

As noted above, Nomura may have continuing involvement with SPEs to which Nomura transferred assets. For the year ended March 31, 2012, Nomura received cash proceeds from SPEs in new securitizations of ¥349.3 billion and recognized associated profit on sale of ¥0 million. For the year ended March 31, 2012, Nomura received debt securities issued by these SPEs with an initial fair value of ¥1,336.0 billion and cash inflows from third parties on the sale of those debt securities of ¥722.7 billion. The cumulative balance of financial assets transferred to SPEs with which Nomura has continuing involvement was ¥3,781.9 billion as of March 31, 2012. Nomura’s retained interests were ¥164.7 billion as of March 31, 2012. For the year ended March 31, 2012, Nomura received cash flows of ¥13.8 billion from the SPEs on the retained interests held in the SPEs. Nomura had outstanding collateral service agreements or written credit default swap agreements in the amount of ¥26.6 billion as of March 31, 2012. Nomura does not provide financial support to SPEs beyond its contractual obligations.

14.	Contingencies

Investigations, lawsuits and other legal proceedings

In the normal course of business as a global financial services entity, Nomura is involved in investigations, lawsuits and other legal proceedings and, as a result, may suffer economic loss from any fine, penalties or damages awarded against Nomura, any settlements Nomura chooses to make to resolve a matter, and legal and other advisory costs incurred to support and formulate a defense.

In accordance with ASC 450 “Contingencies”, Nomura recognizes a liability for this risk of loss arising on each individual matter when an estimated economic loss is probable and the amount of such loss can be reasonably estimated. The amount recognized as a liability is reviewed at least quarterly and is revised when further information becomes available.

The ability to predict the outcome of these actions and proceedings is inherently difficult, particularly where claimants are seeking substantial or indeterminate damages, where investigations and legal proceedings are at an early stage, where the matters present novel legal theories or involve a large number of parties, or which take place in foreign jurisdictions with complex or unclear laws. Nomura cannot therefore estimate with confidence losses or ranges of losses for actions and proceedings where there is only a reasonably possible risk of loss.

Nomura believes that, based on current information available as of the date of these consolidated financial statements, the ultimate resolution of these actions and proceedings will not be material to Nomura’s financial condition. However, an adverse outcome in certain of these matters could have a material adverse effect on the consolidated results of operations or cash flows in a particular quarter or annual period.

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The most significant actions and proceedings against Nomura are summarized below. Where possible, the amount of the claim of the counterparty is disclosed which provides an indication of the maximum loss we may incur.

In January 2008, Nomura International plc (“NIP”) was served with a tax notice issued by the tax authorities in Pescara, Italy alleging breaches by NIP of the U.K.-Italy Double Taxation Treaty of 1998 (the “Tax Notice”). The alleged breaches relate to payments to NIP of tax credits on dividends on Italian shares. The Tax Notice not only denies certain payments to which NIP claims to be entitled but is also seeking reimbursement of EUR 33.8 million, including interest, already refunded. In March 2008, NIP lodged an appeal against the Tax Notice rejecting the Italian tax authorities’ demands for reimbursement and in November 2009, a decision was issued by the Pescara Tax Court in favor of the Italian Tax Authorities. NIP is vigorously challenging this decision.

In April 2010, Lehman Brothers Holdings Inc. and Lehman Brothers Special Financing Inc. (collectively, “Lehman Inc.”) commenced proceedings in the U.S. Bankruptcy Court in New York objecting to the proofs of claims filed by Nomura’s subsidiaries, Nomura Securities Co., Ltd. (“NSC”), NIP and Nomura Global Financial Products Inc. (“NGFP”) in respect of swaps and other derivative transactions in the total amount of approximately US$1 billion; and in the case of NSC and NIP, Lehman Inc. is seeking to recover damages. On January 5, 2012, the parties filed a stipulation dismissing with prejudice the proceedings commenced against NIP and resolving the claims of NIP and NGFP against Lehman.

Fairfield Sentry Ltd. and Fairfield Sigma Ltd. (collectively, the “Fairfield Funds”), which are now in liquidation and were feeder funds to Bernard L. Madoff Investment Securities LLC (under the liquidation with its trustee’s on-going recovery procedure pursuant to the Securities Investor Protection Act in the U.S. since December 2008), have filed lawsuits in the Supreme Court of the State of New York and U.S. Bankruptcy Court against a number of investors, including NIP, seeking to recover redemption payments that the Fairfield Funds allege, inter alia, were mistakenly made. In a complaint dated October 5, 2010, the amount claimed against NIP was approximately US$34 million plus interest. The claim against NIP is proceeding in the U.S. Bankruptcy Court.

On November 11, 2010, the High Court in London ruled in favor of NIP and Nomura Bank International Plc (“NBI”) dismissing claims made by WestLB AG (“WestLB”) against them. WestLB first served the proceedings on NIP and NBI in April 2009, claiming that under the terms of a note issued by NBI and which matured in October 2008, WestLB was entitled to receive approximately US$22 million, which it claimed to be the value of a fund of shares referable to the NBI note. WestLB sought permission to appeal and on April 24, 2012 the Court of Appeal dismissed WestLB’s appeal.

On March 1, 2011, PT Bank Mutiara Tbk. (“Bank Mutiara”) commenced proceedings in the Commercial Court of the Canton of Zurich against a special purpose company (“SPC”) established at the request of NIP. These are proceedings to challenge the SPC’s rights over approximately US$156 million in an account held in Switzerland. The SPC has a security interest over the money pursuant to a loan facility with a third party. The SPC does not believe that Bank Mutiara has any enforceable security interest over the funds and is seeking release of the monies.

In April 2011, the Federal Home Loan Bank of Boston (“FHLB-Boston”) commenced proceedings in the Superior Court of Massachusetts against numerous sponsors, issuers and underwriters of residential mortgage-backed securities (“MBS”), and their controlling persons, including certain of Nomura’s U.S. subsidiaries. The action alleges that FHLB-Boston purchased residential MBS issued by a Nomura U.S. subsidiary for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. FHLB-Boston seeks rescission of its purchases or compensatory damages pursuant to state law. FHLB-Boston alleges that it purchased certificates in four offerings issued by a Nomura U.S. subsidiary but does not specify the amount of its purchases or the amount of any alleged losses. Due to the lack of information at this early stage of the litigation and the uncertainties involved, including lack of information concerning the alleged purchases by the plaintiff, and uncertainties concerning significant legal issues that may be dispositive, Nomura cannot provide an estimate of exposure to loss related to this matter at this time.

In July 2011, the National Credit Union Administration Board (“NCUA”) commenced proceedings in the United States District Court for the Central District of California as liquidating agent of Western Corporate Federal Credit Union (“Wescorp”) against various sponsors, issuers and underwriters of residential MBS purchased by Wescorp. The complaint alleges that Wescorp purchased residential MBS issued by certain of Nomura’s U.S. subsidiaries, among others, for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders. The complaint alleges that Wescorp purchased certificates in two offerings in which a Nomura U.S. subsidiary was the issuer in the original principal amount of approximately US$83 million and seeks rescission of its purchases or compensatory damages. Due to the lack of information at this early stage of the litigation and the uncertainties involved, Nomura cannot provide an estimate of exposure to loss related to this matter at this time.

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In September 2011, the Federal Housing Finance Agency (“FHFA”), as conservator for the government sponsored enterprises, Federal National Mortgage Association and Federal Home Loan Mortgage Corporation (the “GSEs”), commenced proceedings in the United States District Court for the Southern District of New York against numerous sponsors, issuers and underwriters of residential MBS, and their controlling persons, including certain of Nomura’s U.S. subsidiaries. The action alleges that the GSEs purchased residential MBS issued by certain Nomura subsidiaries in the U.S. for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. FHFA alleges that the GSEs purchased certificates in seven offerings in which a Nomura U.S. subsidiary was the issuer in the original principal amount of approximately US$2,046 million and seeks rescission of its purchases or compensatory damages. Due to the lack of information at this early stage of the litigation and the uncertainties involved, Nomura cannot provide an estimate of exposure to loss related to this matter at this time.

In October 2011, the NCUA commenced proceedings in the United States District Court for the District of Kansas as liquidating agent of U.S. Central Federal Credit Union (“U.S. Central”) against various sponsors, issuers and underwriters of residential MBS purchased by U.S. Central, including a U.S. subsidiary of Nomura. The complaint alleges that U.S. Central purchased residential MBS issued by the subsidiary, among others, for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders. The complaint against the Nomura U.S. subsidiary alleges that U.S. Central purchased certificates in one offering in which the subsidiary was the issuer in the original principal amount of approximately US$50 million and seeks rescission of its purchases or compensatory damages. Due to the lack of information at this early stage of the litigation and the uncertainties involved, Nomura cannot provide an estimate of exposure to loss related to this matter at this time.

In November 2011, NIP was served with a claim filed by the trustee (the “Madoff Trustee”) appointed for the liquidation of Bernard L. Madoff Investment Securities LLC (“BLMIS”) and Bernard L. Madoff in the United States Bankruptcy Court Southern District of New York. This is a clawback action similar to claims filed by the Madoff Trustee against numerous other institutions. The Madoff Trustee alleges that NIP received redemptions from the BLMIS feeder fund, Harley International (Cayman) Limited in the six years prior to December 11, 2008 (the date proceedings were commenced against BLMIS) and that these are avoidable and recoverable under the U.S. Bankruptcy Code and New York law. The amount that the Madoff Trustee is seeking to recover from NIP is approximately US$21 million.

Subsequent Events

NSC is the leading securities firm in Japan with approximately five million client accounts. Accordingly, with a significant number of client transactions, NSC is from time to time party to various Japanese civil litigation and other dispute resolution proceedings with clients relating to investment losses. Among these includes an action commenced against NSC in April 2012 by a large account corporate client seeking ¥5,102 million plus interest in damages for losses on the pre-maturity cash out of 16 series of currency-linked structured notes purchased from NSC between 2003 and 2008. The plaintiff alleges among other things, insufficient explanation in the sale of the structured notes by NSC. NSC believes these allegations are without merit.

Nomura supports the position of Nomura’s subsidiaries in each of these claims.

Certain Mortgage-Related Contingencies in the U.S.

Certain of Nomura’s subsidiaries in the U.S. securitized mortgage loans in the form of MBS. These subsidiaries did not generally originate mortgage loans, but purchased mortgage loans from third-party loan originators (the “originators”). In connection with such purchases, these subsidiaries received loan level representations from the originators. Certain of the MBS issued by the subsidiaries were structured with credit protection provided to specified classes of certificates by monoline insurers. In connection with the securitizations, the relevant subsidiaries provided loan level representations and warranties of the type generally described below, which mirror the representations the subsidiaries received from the originators.

The loan level representations made in connection with the securitization of mortgage loans were generally detailed representations applicable to each loan and addressed characteristics of the borrowers and properties. The representations included, but were not limited to, information concerning the borrower’s credit status, the loan-to-value ratio, the owner occupancy status of the property, the lien position, the fact that the loan was originated in accordance with the originator’s guidelines, and the fact that the loan was originated in compliance with applicable laws.

The relevant subsidiaries have received claims demanding the repurchase of certain loans from trustees of various securitization trusts, which the subsidiaries believe were made at the instance of one or more investors, and from certificate insurers. Each claim received has been reviewed, and the subsidiaries have contested those claims believed to be without merit or have agreed to repurchase certain loans (or to otherwise compensate the issuing trust) for those claims that the subsidiaries have determined to have merit.

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Nomura cannot provide an estimate of its exposure to the existing unresolved demands or the likelihood of additional breach of representation claims at this time due to the uncertainties involved. Specifically, macroeconomic conditions, including the unemployment rate, affect the rate of defaults in residential mortgages. Further, Nomura’s exposure with respect to such claims is influenced by the particular originators which underwrote the loans at issue, the particular representations made (which were not uniform across all securitizations), and fluctuations in values in the residential real estate markets which affect the loss severity for defaulting loans. As at April 30, 2012, the subsidiaries have received loan repurchase claims of US$2,296 million that are unresolved.

15.	Guarantees

In accordance with ASC 460 “Guarantees” (“ASC 460”), Nomura recognizes obligations under certain issued guarantees and records the fair value of these guarantee obligations on the consolidated balance sheet.

The information about maximum potential payout or notional total of derivative contracts, standby letters of credit and other guarantees that could meet the definition of a guarantee is as below.

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited. Nomura records all derivative contracts at fair value. Nomura believes the notional amounts generally overstate its risk exposure.

Derivative contracts (1) (2)	107,572,427 million yen

Standby letters of credit and other guarantees (3)	21,674 million yen

(1)	The carrying value of derivative contracts is 3,997,315 million yen (liability).
(2)	The notional amount and the carrying value of the written credit derivatives not included in derivative contracts are 34,975,694 million yen and 908,384 million yen (liability), respectively.
(3)	The carrying value of standby letters of credit and other guarantees is 264 million yen (liability).

[Notes to Financial Instruments]

16.	Financial Instruments

The fair value of financial instruments

A significant amount of Nomura’s financial instruments are carried at fair value. Financial assets carried at fair value on a recurring basis are included in the consolidated balance sheet within Trading assets and private equity investments, Loans and receivables, Collateralized agreements and Other assets. Financial liabilities carried at fair value on a recurring basis are included within Trading liabilities, Short-term borrowings, Payables and deposits, Collateralized financing, Long-term borrowings and Other liabilities.

In all cases, fair value is determined in accordance with ASC 820 “Fair Value Measurements and Disclosures” which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in Nomura’s principal market, or in the absence of the principal market, the most advantageous market for the relevant financial assets or financial liabilities.

Information on financial instruments and risk

Most of Nomura’s trading activities are customer oriented. Nomura utilizes a variety of derivative financial instruments as a means of bridging customers’ specific financial needs and investors’ demands in the securities markets. Nomura also actively trades securities and various derivatives to assist its customers in adjusting their risk profiles as markets change. In performing these activities, Nomura carries an inventory of capital markets instruments and maintains its access to market liquidity by quoting bid and offer prices to and trading with other market makers. These activities are essential to provide customers with securities and other capital markets products at competitive prices.

In the normal course of business, Nomura enters into transactions involving derivative financial instruments to meet customer needs, for its trading activities and to reduce its own exposure to loss due to adverse fluctuations in interest rates, currency exchange rates and market prices of securities. These financial instruments include contractual agreements such as commitments to swap interest payment streams, exchange currencies or purchase or sell securities and other financial instruments on specific terms at specific future dates. To the extent these derivative financial instruments are economically hedging financial instruments or securities positions of Nomura, the overall risk of loss may be fully or partly mitigated by the hedged position.

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Nomura seeks to minimize its exposure to market risk arising from its use of these derivative financial instruments through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments. Credit risk associated with these financial instruments is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce default risk, Nomura requires collateral, principally cash collateral and government securities, for certain derivative transactions.

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura’s significant single concentrations of credit risk were with the Japanese Government, Governments within EU, the U.S. Government, their states and municipalities, and their agencies. The following table presents geographic allocations of Nomura’s positions related to government, state municipal, and government agency bonds. The Company’s exposure to the over-the-counter derivatives is mainly with the financial institutions in the amount of 531.7 billion yen which represents the net amount after the counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives.

	Billions of yen
	March 31, 2012
	Japan	U.S.	EU	Other	Total(1)
Government, municipalities and their agencies	2,304.4	1,319.0	2,526.7	448.0	6,598.1

(1)	Other than above, there were 640.2 billion yen of government, municipalities and their agencies bonds in Other asset—Non-trading debt securities as of March 31, 2012. The vast majority of these securities are Japanese governments, states, municipalities and agency securities.

Fair value hierarchy

All financial instruments measured at fair value, including those carried at fair value using the fair value option, have been categorized into a three-level hierarchy (“the fair value hierarchy”) based on the transparency of inputs used by Nomura to estimate fair value. A financial instrument is classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of the instrument. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:

Level 1:

Unadjusted quoted prices in active markets for identical assets or liabilities accessible by Nomura at the measurement date.

Level 2:

Quoted prices in inactive markets or containing other inputs which are observable, either directly or indirectly. Valuation techniques using observable inputs reflect assumptions used by market participants in pricing financial instruments and are based on data obtained from independent market sources at the measurement date.

Level 3:

Unobservable inputs that are significant to the fair value measurement of the financial instruments. Valuation techniques using unobservable inputs reflect management’s assumptions about the estimates used by other market participants in valuing similar financial instruments. These valuation techniques are developed based on the best available information at the measurement date.

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The following table presents information about Nomura’s financial assets and financial liabilities measured at fair value on a recurring basis as of March 31, 2012 within the fair value hierarchy.

	(Billions of yen)
	March 31, 2012
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting (1)	Balance as of March 31, 2012
Assets:
Trading assets and private equity investments
Cash Instruments	6,055.1	6,140.0	568.9	—	12,764.0
Derivatives	598.7	22,668.6	484.1	(22,391.8)	1,359.6
Loans and receivables (2)	—	446.6	11.8	—	458.4
Collateralized agreements (3)	—	752.4	—	—	752.4
Other assets	896.4	182.7	77.6	—	1,156.7

Total	7,550.2	30,190.3	1,142.4	(22,391.8)	16,491.1

Liabilities:
Trading Liabilities
Cash Instruments	5,045.8	1,139.7	1.4	—	6,186.9
Derivatives	630.7	22,752.2	501.6	(22,576.2)	1,308.3
Short-term borrowings (4)	—	153.2	0.3	—	153.5
Payables and deposits (5)	—	0.1	(0.2)	—	(0.1)
Collateralized financing (3)	—	307.1	—	—	307.1
Long-term borrowings (4)(6)(7)	154.1	1,548.8	(13.2)	—	1,689.7
Other liabilities	92.7	4.2	—	—	96.9

Total	5,923.3	25,905.3	489.9	(22,576.2)	9,742.3

(1)	Represents the amount offset under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives.

(2)	Includes loans elected for the fair value option.

(3)	Includes collateralized agreements or collateralized financing elected for the fair value option.

(4)	Includes structured notes for which Nomura elected the fair value option.

(5)	Includes embedded derivatives bifurcated from deposits received at banks. If unrealized gains are greater than unrealized losses, deposits are reduced by the excess amount.

(6)	Includes embedded derivatives bifurcated from issued structured notes. If unrealized gains are greater than unrealized losses, borrowings are reduced by the excess amount.

(7)	Includes liabilities recognized from secured financing transactions that are accounted for as financings rather than sales. Nomura elected the fair value option for these liabilities.

Estimated Fair Value

Financial assets which are carried at contractual amounts that approximate fair value include Cash and cash equivalents, Time deposits, Deposits with stock exchanges and other segregated cash, Receivables from customers, Receivables from other than customers, Securities purchased under agreements to resell and Securities borrowed. Financial liabilities which are carried at contractual amounts that approximate fair value include Short-term borrowings, Payables to customers, Payables to other than customers, Deposits received at banks, Securities sold under agreements to repurchase, Securities loaned and Other secured borrowings. These financial instruments mature principally within one year and bear interest at rates that approximate market rates.

In our financial assets and liabilities, the instruments which have a material difference between the carrying value and the estimated fair value are long-term borrowings. For long-term borrowings, certain hybrid financial instruments including structured notes are carried at fair value under the fair value option. Except for those instruments, long-term borrowings are carried at historical amounts unless such borrowings are designated as the hedged item in a fair value hedge. The fair value of long-term borrowings is estimated using quoted market prices where available or by discounting future cash flows. As of March 31, 2012, the carrying values of long-term borrowings were 8,504.8 billion yen and the fair values or approximate fair values of long-term borrowings were 8,242.1 billion yen.

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Maturities tables of long-term borrowings

The aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges and liabilities measured at fair value, as of March 31, 2012 consist of the following:

Year ending March 31	Billions of yen
2013	1,112.8
2014	884.3
2015	1,579.4
2016	936.4
2017	686.8
2018 and thereafter	3,082.1

Sub-Total	8,281.8

Trading balances of secured borrowings	223.0

Total	8,504.8

Trading balances of secured borrowings

These balances of secured borrowings consist of the liabilities related to transfers of financial assets that are accounted for as financings secured by the financial assets without recourse to Nomura rather than sales under ASC 860. These borrowings are not borrowed for the purpose of Nomura’s funding but are related to Nomura’s trading activities to gain profits from the distribution of financial products secured by the financial assets.

[Notes to Per-Share Data]

17. Total NHI shareholders’ equity per share	575.20 yen

Basic net income attributable to NHI shareholders per share	3.18 yen

[Other Notes]

18.	Revision of domestic tax laws

On December 2, 2011, the “Act to partially revise the Income Tax Act and others in order to construct a tax system corresponding to changes in the structure of economic system” (Act No. 114 of 2011) (the “Act 114”) was promulgated. Under the Act 114, effective from the fiscal year beginning on or after April 1, 2012, the corporate income tax rate will be reduced from 30% to 25.5% and the use of operating loss carryforwards for tax purposes will be limited to 80% of the current year taxable income before deducting operating loss carryforwards for tax purposes. Also, on December 2, 2011, the “Special measures act to secure the financial resources required to implement policy on restoration after the East Japan Earthquake” (Act No. 117 of 2011) (the “Act 117”) was promulgated. Under the Act 117, effective for three fiscal years beginning between April 1, 2012 and March 31, 2015, the Special Reconstruction Corporate Tax will be imposed on the companies, which will be calculated by multiplying the base corporate income tax by 10%. As a result, the domestic statutory tax rates to calculate deferred tax assets and liabilities will be 38% for the temporary differences expected to be reversed between April 1, 2012 and March 31, 2015 and 36% thereafter.

Due to these revisions, net deferred tax assets decreased by ¥5,510 million as at the revision of domestic tax laws. For year ended March 31, 2012, income tax expenses increased by ¥5,510 million and net income attributable to NHI shareholders decreased by ¥13,251 million.

19.	Business Combination

For the purpose of streamlining Nomura Group’s management structure for faster decision making in relation to reorganization, on May 13, 2011, Nomura entered into an agreement with one of its affiliated companies, Nomura Land and Building Co., Ltd. (“NLB”) to implement a share exchange (“Share Exchange Agreement”) effective on July 1, 2011. In advance of the effective date of the Share Exchange Agreement, Nomura acquired an additional 39.0% of the issued shares of NLB (“Share Purchases”) as of May 24, 2011. As a result of the Share Purchases, NLB became a consolidated subsidiary of Nomura. Nomura’s total consideration in relation to the Share Purchases was approximately ¥37,620 million. The operating results of NLB and other companies acquired as a result of the Share Purchases have been included in the consolidated statement of income from May 2011.

In relation to the Share Purchases, Nomura recognized a gain of ¥44,963 million due to a bargain purchase gain and a loss of ¥20,664 million mainly due to a remeasurement of the previously held equity investments in NLB and other companies which were acquired as a result of the Share Purchases at fair value. These gain and loss are reported within Revenue—Other in the consolidated statement of income. There were no other material acquisition-related costs incurred in connection with this business combination.

Based on the Share Exchange Agreement, 118 common shares of the company were allotted and delivered for each share of NLB, and NLB became a wholly owned subsidiary of Nomura as of July 1, 2011. On the same day, Nomura issued 103,429,360 common shares.

20.	Other additional information

The Company also offers a compensation plan linked to the Company’s stock price. The employees (directors, executive officers and certain employees) covered by this plan must provide service as employees of the Company for a specified service period in order to receive payments under the plan and also are subject to forfeitures due to termination of employment under certain conditions. The Company plans to make compensation payments in the future based on the Company’s stock price for its and subsidiaries’ directors and certain employees. The Company will remunerate either in cash or an equivalent amount of assets with a value linked to the average stock price for a certain period immediately preceding the applicable future payment date.

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3. Notes to the Financial Statements

The amounts shown therein are rounded to the nearest million.

[Significant Accounting Policies]

1.	Basis and methods of valuation for financial instruments

(1)	Other securities

a.	Securities with market value

Recorded at market value

The difference between the cost using the moving average method or amortized cost and market value less deferred taxes is recorded as “Net unrealized gain on investments” in “Net assets” on the balance sheet.

b.	Securities without market value

Recorded at cost using the moving average method or amortized cost

With respect to investments in investment enterprise partnerships and similar ones which are regarded as equivalent to securities in accordance with Paragraph 2, Article 2 of the Securities and Exchange Act, the pro rata shares of such partnerships are recorded at net asset values based on the available current financial statements on the reporting date set forth in the partnership agreements.

(2)	Stocks of subsidiaries and affiliates

Recorded at cost using the moving average method

2. Basis and method of valuation for money held in trust

Accounted for at fair value based on the mark-to-market method

3.	Depreciation and amortization

(1)	Depreciation of tangible fixed assets

Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings acquired on or after April 1, 1998, which are depreciated on the straight-line method.

(2)	Amortization of intangible assets, investments and others

Intangible assets, investments and others are amortized over their estimated useful lives primarily on the straight-line method. The useful lives of software are based on those determined internally.

4.	Deferred Assets

(1)	Bond issuance costs

Bond issuance costs are expensed upon incurred.

5.	Translation of assets and liabilities denominated in foreign currencies

Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the statement of income.

6.	Provisions

(1)	Allowance for doubtful accounts

To provide for bad loans, Nomura Holdings, Inc. (the “Company”) recorded an allowance for doubtful accounts based on an estimate of the uncollectible amounts calculated using historical loss ratios or a reasonable estimate based on the financial condition of individual borrowers.

(2)	Accrued bonuses

To prepare for bonus payments to employees, the estimated amount was recorded in accordance with the prescribed calculation method.

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7.	Hedging activities

(1)	Hedge accounting

Mark-to-market profits and losses on hedging instruments are deferred as assets or liabilities until the profits or losses on the underlying hedged items are realized. Certain eligible foreign currencies denominated monetary items are translated at forward exchange rates and the differences are amortized over the remaining period.

(2)	Hedging instrument and hedged item

The Company utilizes interest rate swap contracts to hedge the interest rate risk on bonds, borrowings and other instruments that the Company issued. The Company utilizes currency forward contracts and bonds to hedge foreign currency risk on loans and investments in subsidiaries.

(3)	Hedging policy

As a general rule, the interest rate risk on bonds and borrowings is fully hedged until maturity. Foreign currency risk on loans is also fully hedged until maturity in general, and foreign currency investment in subsidiaries is hedged by long term foreign currency liabilities including long term bonds issued.

(4)	Valuating the validity of hedging instruments

Regarding to the hedge of the interest risk and foreign currency risk, the Company regularly verifies the result of risk offsetting by each hedging instrument and hedged item, and verifies the validity of the hedge.

8.	Consumption taxes and local consumption taxes are accounted for based on the tax exclusion method.

9.	The Company applies the consolidated tax return system.

[Additional information]

For the accounting changes and error corrections made in after the beginning of the current period, the Company applied the “Accounting Standard for Accounting Changes and Error Corrections” (ASBJ Statement No.24, December 4, 2009) and the “Guidance on Accounting Standard for Accounting Changes and Error Corrections” (ASBJ Guidance No.24, December 4, 2009).

[Notes to the Balance Sheet]

1.	Balances of receivables and payables with subsidiaries and affiliates

Short-term receivables	2,761,856 million yen
Short-term payables	406,135 million yen
Long-term receivables	621,765 million yen
Long-term payables	7,425 million yen

2. Accumulated depreciation on tangible fixed assets	85,833 million yen

3.	Securities deposited

The Company loaned investment securities (mainly investments in subsidiaries and affiliates) with a book value of 22,986 million yen based on securities loan contracts which provide borrowers with the rights to resell or repledge the securities.

4.	Bonds include 323,200 million yen of subordinated bonds.

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5.	Balance of guaranteed obligations (1)

Guarantee of principal and coupons on JPY34,200 million bonds issued by Nomura Securities Co., Ltd.	34,200 million yen

         Guarantee of principal on US$402,000 thousand in commercial paper issued by Nomura International plc and JPY850 million in future transactions, US$135,921 thousand in repurchase transactions and US$2,102,782 thousand in derivative transactions, US$2,038,000 thousand in borrowings, repurchase transactions by the same company and US$70,000 thousand in Commodity Murabaha.

391,146 million yen (2)

         Guarantee of US$1,402,975 thousand, EUR 1,665,977 thousand, AU$3,401,675 thousand, CA$9,000 thousand, GBP497,069 thousand, ZAR300,000 thousand, NZ$293,500 thousand, BRL54,800 thousand, MEX$45,000 thousand, TL39,000 thousand, KRW2,000,000 thousand, IDR 30,000,000 thousand and JPY1,440,678 million in principal and coupons on medium term notes issued by Nomura Europe Finance N.V.

2,123,559 million yen (2)

Guarantee of US$206,765 thousand in swap transactions etc. by Nomura Global Financial Products, Inc.	16,994 million yen (2)

         Guarantee of US$1,126,318 thousand, EUR880,369 thousand, AU$17,000 thousand and JPY67,650 million in principal and coupons on medium term notes issued by Nomura Bank International plc and EUR135,000 thousand in borrowings by the same company.

273,162 million yen

Guarantee of principal and coupons on US$137,500 thousand in borrowings by Nomura Singapore Ltd.	11,301 million yen

Guarantee of US$100,000 thousand in payables of NBB Ijarah Co., Ltd.	8,219 million yen

Guarantee of US$79,530 thousand in principal and coupons on medium term notes issued by Nomura America Finance LLC.	6,537 million yen

Guarantee of US$38,762 thousand in derivative transactions etc. by Nomura Financial Investment (Korea) Co., Ltd.	3,186 million yen

Guarantee of GBP 42 thousand in derivative transactions etc. by Nomura Energy Marketing London Limited.	5 million yen

Guarantee of US$12,994 thousand in repurchase transactions by Nomura Securities International Inc.	1,068 million yen

Guarantee of US$9,151 thousand in derivative transactions etc. by Nomura Fixed Income Securities Private Limited.	752 million yen

Guarantee of US$15,319 thousand in derivative transactions by Nomura Mauritius Limited	1,259 million yen

Guarantee of AU$3,096 thousand in expense by Chi-X Australia Pty Ltd	265 million yen

Guarantee of US$250 thousand in settlement of stock deals by Nomura Securities Singapore Private Limited.	21 million yen

(1)	In accordance with Japan Institute of Certified Public Accountants Audit and Assurance Practice Committee Practical Guideline No. 61, items recognized as effectively bearing the obligation of guarantee of liabilities are included in notes items equivalent to guaranteed obligations.

(2)	Includes co-guarantee with Nomura Securities Co., Ltd.

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[Notes to the Statement of Income]

1.	Transactions with subsidiaries and affiliates

Operating revenue	279,782 million yen
Operating expenses	51,303 million yen
Non-operating transactions	45,457 million yen

2.	“Property and equipment fee revenue” consists of revenue mainly from Nomura Securities Co., Ltd. (“NSC”), a subsidiary of the Company, from leasing furniture, fixtures and software.

3.	“Rent revenue” consists of revenue mainly from NSC from renting office accommodations.

4.	“Royalty on trademark” consists of revenue from NSC from the use of the Company’s trademark.

5.	“Other financial income” consists of cash in-flows and gain and loss on valuation of derivatives with NSC (excluding derivatives where hedge accounting is applied).

6.	“Others” includes revenue from the operation service and fees from securities lending and interest received on loans mainly from NSC.

[Notes to the Statement of Changes in Net Assets]

1.	Shares outstanding

Type of shares	Beginning of current year	Increase	Decrease	End of current year
Common stock (shares)	3,719,133,241	103,429,360	—	3,822,562,601

(Summary of reasons for change)

The reason for increase was as follows:

Increase related to a share exchange	103,429,360 shares

2.	Treasury stock

Type of shares	Beginning of current year	Increase	Decrease	End of current year
Common stock (shares)	117,183,399	47,842,719	9,273,130	155,752,988

(Summary of reasons for change)

The reason for increase was as follows:

Dividend in kind from subsidiary	47,790,000 shares
Increase related to requests to purchase shares less than full trading units	52,719 shares

The reasons for decrease were as follows:

Reduction related to exercise of stock acquisition rights	9,271,600 shares
Reduction related to buying to complete full trading units	1,530 shares

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3.	Stock acquisition rights

Name of Stock Acquisition Rights	Date of allocation of stock acquisition rights	Type of shares	Number of shares
Stock Acquisition Rights No.6	June 3, 2005	Common stock	112,000
Stock Acquisition Rights No.8	July 25, 2005	Common stock	1,479,800
Stock Acquisition Rights No.9	April 24, 2006	Common stock	88,200
Stock Acquisition Rights No.10	June 12, 2006	Common stock	262,700
Stock Acquisition Rights No.11	July 14, 2006	Common stock	1,742,000
Stock Acquisition Rights No.12	October 10, 2006	Common stock	4,700
Stock Acquisition Rights No.13	April 25, 2007	Common stock	337,300
Stock Acquisition Rights No.14	June 21, 2007	Common stock	405,600
Stock Acquisition Rights No.15	August 1, 2007	Common stock	113,000
Stock Acquisition Rights No.16	August 1, 2007	Common stock	1,820,000
Stock Acquisition Rights No.17	August 1, 2007	Common stock	203,600
Stock Acquisition Rights No.18	October 19, 2007	Common stock	21,800
Stock Acquisition Rights No.19	April 23, 2008	Common stock	600,300
Stock Acquisition Rights No.20	June 23, 2008	Common stock	73,300
Stock Acquisition Rights No.21	June 23, 2008	Common stock	346,800
Stock Acquisition Rights No.22	August 5, 2008	Common stock	110,000
Stock Acquisition Rights No.23	August 5, 2008	Common stock	1,898,000
Stock Acquisition Rights No.24	August 5, 2008	Common stock	3,000
Stock Acquisition Rights No.26	November 10, 2008	Common stock	10,400
Stock Acquisition Rights No.27	November 10, 2008	Common stock	14,100
Stock Acquisition Rights No.28	April 30, 2009	Common stock	851,300
Stock Acquisition Rights No.29	June 16, 2009	Common stock	306,100
Stock Acquisition Rights No.30	June 16, 2009	Common stock	577,100
Stock Acquisition Rights No.31	August 5, 2009	Common stock	176,000
Stock Acquisition Rights No.32	August 5, 2009	Common stock	2,323,500

Excludes items for which the first day of the exercise period has not arrived.

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4.	Dividends

(1)	Dividends paid

Decision	Type of shares	Total dividend value (millions of yen)	Dividend-per share (yen)	Record date	Effective date
Board of Directors April 28, 2011	Common stock	14,408	4.00	March 31, 2011	June 3, 2011
Board of Directors November 1, 2011	Common stock	14,658	4.00	September 30, 2011	December 1, 2011

(2)	Items for which the record date of dividends belonging to the current period will be effective in the next period

Decision	Type of shares	Total dividend value (millions of yen)	Dividend-per share (yen)	Record date	Effective date
Board of Directors April 27, 2012	Common stock	7,334	2.00	March 31, 2012	June 1, 2012

[Notes to Accounting for Tax Effects]

Breakdown of deferred tax assets and liabilities
Deferred tax assets
Loss on devaluation of securities	340,228 million yen
Loss carry-forward on local tax	20,316 million yen
Attributed consolidated corporate tax	1,943 million yen
Loss on devaluation of fixed assets	3,681 million yen
Stock option	2,987 million yen
Others	5,689 million yen

Subtotal of deferred tax assets	374,844 million yen
Valuation allowance	(235,437) million yen

Total of deferred tax assets	139,407 million yen
Deferred tax liabilities
Net unrealized gain on investments	(12,152) million yen
Deferred gain or loss on hedges	(28,468) million yen
Others	(78) million yen

Total of deferred tax liabilities	(40,698) million yen

Net deferred tax assets	98,710 million yen

On December 2, 2011, the “Act to partially revise the Income Tax Act and others in order to construct a tax system corresponding to changes in the structure of economic system” (Act No. 114 of 2011) (the “Act 114”) was promulgated. Under the Act 114, effective from the fiscal year beginning on or after April 1, 2012, the corporate income tax rate will be reduced from 30% to 25.5% and the use of operating loss carryforwards for tax purposes will be limited to 80% of the current year taxable income before deducting operating loss carryforwards for tax purposes. Also, on December 2, 2011, the “Special measures act to secure the financial resources required to implement policy on restoration after the East Japan Earthquake” (Act No. 117 of 2011) (the “Act 117”) was promulgated. Under the Act 117, effective for three fiscal years beginning between April 1, 2012 and March 31, 2015, the Special Reconstruction Corporate Tax will be imposed on the companies, which will be calculated by multiplying the base corporate income tax by 10%. As a result, the domestic statutory tax rates to calculate deferred tax assets and liabilities will be 38% from current 41% for the temporary differences expected to be reversed between April 1, 2012 and March 31, 2015 and 36% from April 1, 2015 and thereafter.

Due to these revisions, net deferred tax assets decreased by ¥6,374 million. For year ended March 31, 2012, income tax expenses increased by ¥11,786 million, net unrealized gain on investments increased by ¥1,688 million, and deferred gain or loss on hedges increased by ¥3,725 million.

[Notes to Fixed Assets Used in Leasing]

In addition to the fixed assets recorded on the balance sheet, certain automobiles and information devices etc. are used under finance lease contracts wherein ownership is not transferred.

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[Notes to Related Party Transactions]

Subsidiaries and affiliates

Affiliation	Name of company	Proportion of voting rights owned (owned by)	Relationship with related party	Nature of transaction	Transaction amounts (millions of yen)	Name of account	Balance as of March 31, 2012 (millions of yen)	Notes
Subsidiary	Nomura Securities Co., Ltd.	(Owned) directly 100%	Provision of equipments Loans receivable Guarantee obligation Concurrent officers	Data processing system usage fees received	98,945	Accrued income	11,346	(1)
				Loans receivable	1,785,000	Short-term loans	932,000	(2)
				Interest received	10,381	Accrued income	1,154	(3)
				Establishment of a commitment line with subordinated terms	500,000	Long-term loans	150,000	(5)
						receivable from
						subsidiaries and affiliates
				Commitment line Establishment fees received	288	—	—
				Guarantee obligation	34,200	—	—	(6)
Subsidiary	Nomura International plc	(Owned) indirectly 100%	Loans receivable Guarantee obligation Concurrent officers	Loans receivable Interest received	1,131,949 8,693	Short-term loans Long-term loans receivable from subsidiaries and affiliates	166,319 246,570	(2)

						Accrued income	500
				Guarantee obligation	391,146	—	—	(7)
				Guarantee fee received	194	Accrued income	210
Subsidiary	Nomura Holding America Inc.	(Owned) directly 100%	Loans receivable Concurrent officers	Loans receivable	885,083	Short-term loans	705,966	(2)
				Interest received	5,059	Accrued income	483
Subsidiary	Nomura Capital Investment Co., Ltd.	(Owned) directly 100%	Loans receivable	Loans receivable	109,050	Short-term loans	76,550	(2)
				Interest received	833	Accrued income	16

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Affiliation	Name of company	Proportion of voting rights owned (owned by)	Relationship with related party	Nature of transaction	Transaction amounts (millions of yen)	Name of account	Balance as of March 31, 2012 (millions of yen)	Notes
Subsidiary	Nomura Bank International plc	(Owned) indirectly 100%	Guarantee obligation	Guarantee obligation Guarantee fee received	273,162 127	— Accrued income	— 127	(8)
Subsidiary	Nomura Financial Holding America, LLC	(Owned) directly 100%	Loans receivable Concurrent officers	Loans receivable Interest received	174,642 804	Short-term loans Accrued income	172,601 143	(2)
Subsidiary	NHI Acquisition Holding Inc.	(Owned) directly 100%	Loans receivable	Loans receivable Interest received	104,653 513	Short-term loans Accrued income	101,395 48	(2)
Subsidiary	Nomura Principal Finance Co., Ltd.	(Owned) directly 100%	Loans receivable	Loans receivable Interest received	63,500 802	— —	— —	(2)
			Borrowings	Borrowings Interest paid	49,000 69	Short-term borrowings Accrued expense	49,000 69	(4)
Subsidiary	Nomura Facilities Co., Ltd.	(Owned) directly 100%	Usage and maintenance of equipments Loans receivable	Loans receivable Interest received	79,500 777	Short-term loans Accrued income	75,500 4	(2)
Subsidiary	Nomura Financial Partners Co., Ltd.	(Owned) directly 100%	Loans receivable	Loans receivable Interest received	123,100 1,604	Short-term loans Long-term loans receivable from subsidiaries and affiliates Accrued income	20,000 51,600 334	(2)
Subsidiary	Nomura Europe Finance N.V.	(Owned) directly 100%	Borrowings Guarantee obligation	Borrowings Interest paid Guarantee obligation Guarantee fee received	285,000 1,110 2,123,559 701	Short-term borrowings Accrued expense — Accrued income	285,000 145 — 701	(4) (9)
Subsidiary	Nomura Global Funding LTD	(Owned) directly 100%	Dividend received	Dividend received	39,100	—	—	(10)

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Affiliation	Name of company	Proportion of voting rights owned (owned by)	Relationship with related party	Nature of transaction	Transaction amounts (millions of yen)	Name of account	Balance as of March 31, 2012 (millions of yen)	Notes
Subsidiary	Nomura Global Financial Products Inc.	(Owned) indirectly 100%	Loans receivable Guarantee obligation	Loans receivable Interest received	403,553 1,058	Short-term loans Accrued income	392,413 485	(2)
				Guarantee obligation Guarantee fee received	16,994 16	— Accrued income	— 10	(11)
Subsidiary	Nomura Europe Holdings plc	(Owned) directly 100%	Loans receivable Concurrent officers	Loans receivable	135,087	Long-term loans receivable from subsidiaries and affiliates	133,559	(2)
				Interest received	3,721	Accrued expense	190
				Capital increase underwritten	90,981	—	—	(12)
Affiliate	Nomura Research Institute, Ltd.	(Owned) directly 6.5% indirectly 31.7%	Purchases of system solution and consulting knowledge services	Data processing system usage fees received Software purchase	25,613 17,928	Accrued expense Accounts payable	2,623 383	(13)

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Terms of transactions, policies determining terms of transactions, etc.

(1)	Usage fees related to data processing systems are determined rationally based on the original cost to the Company.

(2)	Interest rates on loans receivable are determined rationally in consideration of market interest rates. No collateral is obtained.

(3)	Transaction amounts and balance as of March 31, 2012 do not include the transaction amounts for establishment-of commitment-line-with subordinated terms.

(4)	Interest rates on borrowing are determined rationally in consideration of market interest rates. No collateral is furnished.

(5)	The transaction amounts for the establishment of a commitment line with subordinated terms is the value of the financing limit, and there were 150,000 million yen relating to finance execution as of the balance sheet date.

(6)	The guarantee obligation with respect to Nomura Securities Co., Ltd. represents the Company’s guarantee of obligations with respect to bonds issued by that company.

(7)	The guarantee obligation with respect to Nomura International plc represents the Company’s guarantee of obligations related to CP issued and derivative transactions etc. by that company. The guaranteed rates of CP etc. and derivative transaction etc. are 0.04% and 0.0625% per annum of the guarantee amount, respectively.

(8)	The guarantee obligation with respect to Nomura Bank International plc represents the Company’s guarantee of obligations related to principal and coupons on medium term notes and loans issued by that company. The guaranteed rate is 0.04% per annum of the guarantee amount.

(9)	The guarantee obligation with respect to Nomura Europe Finance N.V. represents the Company’s guarantee of obligations related to principal and coupons on medium term notes issued by that company. The guaranteed rate is 0.02% per annum of the guarantee amount.

(10)	The dividend received is from Retained earnings of Nomura Global Funding LTD.

(11)	The guarantee obligation with respect to Nomura Global Financial Products Inc. represents the Company’s guarantee of obligations related to swap transactions etc. by that company. The guaranteed rate is 0.0625% per annum of the guarantee amount.

(12)	The capital increase with respect to Nomura Europe Holdings plc represents underwriting of US$1,163,000 thousand.

(13)	Usage fees related to data processing systems and software are determined for each transaction in consideration of operating maintenance costs, original costs related to system development and net book value in case of selling etc.

(14)	NHI converted Nomura Land and Building Co., Ltd into a wholly owned subsidiary of NHI in July, 2011, by acquiring additional shares of common stock and implementing a share exchange. These additional acquisitions and a share exchange include transactions with JAFCO Co., Ltd., Nomura Research Institute, Ltd., and Nomura Asset Management Co., Ltd.

(15)	Transaction amounts do not include consumption taxes etc., and balance as of March 31, 2012 includes consumption taxes etc.

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[Notes to Per Share Data]

Net assets per share	488.38 yen
Net income per share	9.02 yen

[Notes to Material Subsequent Event]

The Company issued 29th and 30th Series of Unsecured Straight Bonds on April 18, 2012 based on resolutions at the Board of Directors held on March 27, 2008 and the Executive Management Board held on March 30, 2012.

Name of bonds	29th Series of Nomura Holdings, Inc. Straight Bonds	30th Series of Nomura Holdings, Inc. Straight Bonds
Amount of issue	29.5 billion yen	20.5 billion yen
Issue price	100 yen per face value of 100 yen	100 yen per face value of 100 yen
Interest rate	0.857% per annum	1.053% per annum
Redemption price	100% of the principal amount	100% of the principal amount
Maturity date	April 17, 2015	April 18, 2017
Use of proceeds	Working capital	Working capital

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